Exhibit 99.1

Operating and financial results For the six months ended 30 June 2018

JOHANNESBURG, 29 August 2019: Sibanye Gold Limited trading as Sibanye-Stillwater (Sibanye-Stillwater or the Group) (JSE: SGL and NYSE: SBGL) is pleased to report operating results and reviewed condensed consolidated interim financial statements for the six months ended 30 June 2019.

SALIENT FEATURES FOR THE SIX MONTHS ENDED 30 JUNE 2019 COMPARED TO SIX MONTHS ENDED 30 JUNE 2018

•	SA gold operations achieve milestone of seven million shifts with no fatalities - 365 days fatality free

–    Two fatal incidents in SA PGM in H1 2019, down from 21 Group wide in H1 2018

•	Post-strike production build up at SA gold operations safely achieved – outlook for H2 2019 significantly better
•	Commodity and geographical diversification benefits clearly evident:

–    US PGM operations’ adjusted EBITDA 36% higher to US$208 million (R3.0 billion) – strong performance in Q2 2019

–    SA PGM operations’ adjusted EBITDA 106% higher to R2.1 billion (US$145 million) -steady operational performance

–    Diversification cushioned impact of strike at the SA gold operations– R2.9 billion (US$205 million) adjusted EBITDA loss reported

•	Group adjusted EBITDA of R2.1 billion (US$146 million)- significant increase forecast in H2 2019 due to more stable operations and higher spot precious metals prices
•	Lonmin transaction concluded – review of Marikana operations well advanced
•	Leverage well below covenant ceiling of 3.5x with net debt:adjusted EBITDA of 2.5x (including Marikana operations pro-forma for covenant evaluation) at the end of H1 2019

US dollar						SA rand
Six months ended						Six months ended
Jun 2018	Dec 2018	Jun 2019		KEY STATISTICS		Jun 2019	Dec 2018	Jun 2018
				UNITED STATES (US) OPERATIONS
				PGM operations[1]
293,959	298,649	284,773	oz	2E PGM[2] production	kg	8,857	9,289	9,143
360,246	326,346	421,450	oz	PGM recycling[1]	kg	13,109	10,151	11,205
996	1,016	1,285	US$/2Eoz	Average basket price	R/2Eoz	18,247	14,407	12,260
153.3	160.3	208.4	US$m	Adjusted EBITDA[3]	Rm	2,959.1	2,264.5	1,887.4
25	27	26%		Adjusted EBITDA margin[3]	%	26	27	25
653	701	772	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	10,965	9,929	8,045
				SOUTHERN AFRICA (SA) OPERATIONS
				PGM operations[5]
569,166	606,506	627,991	oz	4E PGM[2] production	kg	19,533	18,864	17,703
1,051	1,039	1,224	US$/4Eoz	Average basket price	R/4Eoz	17,377	14,729	12,941
81.3	136.3	145.2	US$m	Adjusted EBITDA[3]	Rm	2,060.9	1,880.7	1,001.1
15	22	33%		Adjusted EBITDA margin[3]	%	33	22	15
821	755	932	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	13,228	10,706	10,106
				Gold operations[5]
598,517	578,188	344,752	oz	Gold produced	kg	10,723	17,984	18,616
1,314	1,212	1,308	US$/oz	Average gold price	R/kg	597,360	552,526	519,994
81.8	21.0	(204.6)	US$m	Adjusted EBITDA[3]	Rm	(2,904.8)	355.3	1,007.1
10	4	(48)%		Adjusted EBITDA margin[3]	%	(48)	4	10
1,315	1,308	1,904	US$/oz	All-in sustaining cost[4]	R/kg	869,141	596,100	520,488
				GROUP
6.4	(195.1)	(18.9)	US$m	Basic earnings	Rm	(265.2)	(2,576.3)	76.7
8.2	(9.5)	(89.0)	US$m	Headline earnings	Rm	(1,263.1)	(117.6)	101.0
316.4	315.6	145.8	US$m	Adjusted EBITDA	Rm	2,069.4	4,473.8	3,895.6
12.31	14.18	14.20	R/US$	Average exchange rate
[1]

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown.  PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace

[2]

Platinum Group  Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US operations is principally platinum  and palladium, referred to as 2E (2PGM)

[3]

The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, see note 11.1 of the condensed consolidated interim financial statements. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

[4]	See “salient features and cost benchmarks for the six months ended 30 June 2019, 31 December 2018 and 30 June 2018” for the definition of All-in sustaining cost
[5]

The SA PGM operations’ results for the six months ended 30 June 2019 included the Marikana operations for the one month since acquisition and the gold operations’ results for the six months ended 31 December 2018 include DRDGOLD for the five months since acquisition

Stock data for the six months ended 30 June 2019		JSE Limited - (SGL)
Number of shares in issue		Price range per ordinary share	R9.66 to R17.51
- at 30 June 2019	2,670,029,252	Average daily volume	14,109,549
- weighted average	2,341,566,975	NYSE - (SBGL); one ADR represents four ordinary shares
Free Float	81%	Price range per ADR	US$2.73 to US$4.94
Bloomberg/Reuters	SGLS/SGLJ.J	Average daily volume	4,209,743

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       1

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE-STILLWATER

Considering the impact of the extended strike at the SA gold operations, which significantly disrupted operations for the entire six month period, the Group operating and financial results for the six months ended 30 June 2019 are sound, with improved financial results from the SA and US PGM operations offsetting losses from the SA gold operations. The results clearly validate the successful strategic commodity and geographical growth and diversification of the Group into the Platinum Group Metals (PGM) sector and internationally, through the acquisition of the Stillwater Mining Company. This diversification continues to provide the company with significant operational flexibility.

Over the last 18 months the Group has been confronted with a series of unprecedented challenges. We have successfully navigated our way through this challenging period and I am confident that we have emerged in a stronger position. The Group has been re-energised and we are well positioned to continue delivering very significant value to all of our stakeholders in the future.

The first and potentially most damaging challenge we faced was the unparalleled spate of safety incidents in H1 2018 which caused the tragic loss of 21 of our colleagues. The entire Group was traumatised by these incidents, which posed a tangible threat to the future viability of the Group. The manner in which this crisis was managed and decisively dealt with was commendable and testament to the strength and quality of the Sibanye-Stillwater management team. I am pleased to report that the SA gold operations have not only re-established their previous leading safety performance, but significantly improved on it.

On 26 August 2019 the SA gold operations celebrated a full year (365 days) without any fatalities, a historic milestone which has never before been achieved in the history of these gold operations, with a record seven million shifts worked without any fatalities. This is an admirable achievement considering that more than 30,000 employees are mining at depths extending to more than 3 km below surface. To put this achievement into context, our US PGM operations which employ approximately 1,700 people have been fatality free since October 2011 and in this time have achieved 2,386,020 fatality free shifts. The intense focus on safe production across the Group operations continues, with the implementation of longer term safety and cultural interventions a strategic priority.

Whilst still recovering from these tragic events, the SA gold operations were confronted with industrial action called by AMCU on 21 November 2018, which further disrupted production at all of the gold operations. Purportedly related to wage negotiations, the strike extended for approximately five months before it was successfully resolved, when AMCU accepted the same wage increases and other terms agreed six-months earlier with the other unions. From the financial results it is evident the cost of the strike was extensive; however, it is still significantly less than the demands of AMCU expressed over the life of the operations.

There are no winners in a strike, and regrettably, those worst affected are our employees – this is particularly true of extended strikes, which continue to impact negatively on communities and employees long after work has resumed. Employees seldom, if ever, recover wages lost during strikes and it is unfortunate that their interests are not always taken into account by parties who are meant to represent them. Historical mechanisms utilised by union leaders to receive mandates at mass meetings, where peer pressure and intimidation is significant are examples of this, with these mandates often obtained from a minority of union members.  Fortunately earlier this year legislation was introduced in South Africa that requires unions to amend their constitutions to ensure that secret ballots are conducted to obtain a mandate from their members to proceed on a strike.  We will be observing whether this aspect is properly complied with should we end up with a wage dispute during the current platinum negotiations.

We do not believe that any of our employees have an appetite for, or wish to endure, another strike, and we will continue to engage with the representative unions in the interest of securing an agreement which is fair to our employees, but considers, and does not compromise the sustainability of the operations and the interests of our other stakeholders. We believe that a reasonable and mutually beneficial outcome is achievable, and will not be coerced into making decisions which are not consistent with our values.  The Group is in a significantly more robust operating and financial position than it was in H2 2018 and our strategic commodity and geographic diversification, ensures that the Group is appropriately positioned and sufficiently robust to endure any challenges that we may face.

The production build up at the SA gold operations post the gold strike, incorporating the downscaled and re-structured operating footprint at Driefontein and Beatrix, has been safely implemented. Due to cost saving measures implemented during the strike, including switching off ventilation and refrigeration in areas that were not in production, a more measured and prolonged build up was required to make the operations production ready and to manage the safe resumption of operations. Despite production for Q2 2019 increasing by 41% relative to Q1 2019, the Q2 2019 financial performance only improved marginally due to full labour costs and other overheads being incurred during May and June. With production normalising from August 2019, a turnaround in the financial performance of the SA gold operations is anticipated in H2 2019. This performance will be enhanced if the spot rand gold price persists at current levels.

The SA gold operations are significantly leveraged to the spot rand gold price. The hedging programme initiated in Q4 2017 to manage downside financial risk partially at the SA gold operations, was suspended in early June 2019, following the conclusion of the strike. Approximately 7,790 kg (250,545oz) or 23% of normalised production over a 12-month period has been hedged through zero cost collars with a floor price of R610,400/oz and a cap price of R668,300/kg. Approximately 40% of the hedged production is due for delivery during Q3 2019, with the remaining 60% due over the following three quarters, providing approximately 90% exposure to the spot rand gold price from Q3 2019.

The US PGM operations delivered another robust and improved financial result and continued to provide valuable diversification benefits for the Group. Despite a slow operational start to the year, adjusted EBITDA increased by 36% year-on-year to R2,959 million (US$208 million). A comprehensive plan to address the operational issues which constrained production during Q1 2019 has been implemented, with the operational performance for Q2 2019 much improved in comparison to Q1 2019 (production increased by 17% quarter-on-quarter, with costs declining by 13%) and is expected to improve further during H2 2019.

To ensure safe production, poor ground conditions at Blitz have necessitated the introduction of additional support in the form of 20-foot cable anchors and shotcreting. This has resulted in a temporary slowdown in development and advance rates at Blitz, negatively impacting productivity. Although these challenging ground conditions are being worked through, Blitz is expected to be behind plan for the remainder of this year. Annual mined production is now forecast to be between 625,000 2Eoz and 640,000 2Eoz marginally below the previous guidance range with All-in Sustaining Cost (AISC) between US$740/2Eoz and US$755/2Eoz also elevated due to impact of higher PGM prices on taxes and royalties. The Fill-the-Mill (FTM) project remains on schedule, which together with the production build-up at Blitz, is expected to continue driving revenue higher and costs lower over the next two years.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019      2

The SA PGM operations again delivered steady operating results, with solid cost management delivering significant leverage to the increased rand PGM basket price and boosting financial results. A 34% increase in the average rand PGM basket price resulted in adjusted EBITDA for H1 2019 increasing by 106% year-on-year to R2,061 million (US$145 million), with the average adjusted EBITDA margin increasing from 15% in H1 2018 to 33% in H1 2019. Including estimated adjusted EBITDA from the Rustenburg operations which was deferred following the change from a Purchase of Concentrate (PoC) to Toll processing arrangement, pro-forma adjusted EBITDA from the SA PGM operations would have been R202 million(US$14 million) higher at R2,263 million (US$159 million). Adjusted EBITDA and cash flow from the SA PGM operations for H2 2019 is likely to be substantially higher, with the spot rand 4E PGM basket price of over R20,000/4Eoz currently 15% higher than for H1 2019 and the Marikana operations that became part of the Group through the acquisition of Lonmin set to contribute financially for the entire six month period.

Following the favourable Competition Appeal Court ruling on AMCU’s appeal of the Competition Tribunal merger findings and receipt of shareholder approvals, the Lonmin acquisition was concluded in early June 2019. The Lonmin acquisition now provides Sibanye-Stillwater’s SA PGM operations with full “mine-to-market” capability. Substantial work is required to address current productivity levels at the Marikana underground operations, with production well below plan and operating costs unsustainably high. A review of the entire business, including the first generation shafts slated for closure by Lonmin in December 2017, is currently underway and will be concluded during Q3 2019. Whilst the improved PGM price environment may justify extending the operating lives of some of these operations thereby mitigating the impact on job losses, a number of shafts have finite reserves and derive limited benefit from higher PGM basket prices. Further detail will be provided following the completion of this review.

Deleveraging continues to be a strategic priority, with current balance sheet leverage elevated compared with the historical levels maintained by the Group prior to the acquisition of Stillwater. The planned Group deleveraging has been delayed due to the impact of the operational disruptions at the SA gold operations in 2018 and H1 2019 on Group adjusted EBITDA and cash flow.

The negative impact of the strike on Group EBITDA in H1 2019 was offset by the improved profitability of both the SA and US PGM operations, with the US$245 million (R3.45 billion) capital which was raised in April 2019 through an equity placement and a gold pre-pay, improving liquidity and reducing debt. Net debt reduced to R20,911 million (US$1,483 million) from R25,157 million (US$1,832 million) at the end of H1 2018. As a result, Group leverage, as measured for covenant purposes, only marginally regressed to 2.5x at the end of H1 2019, well below the covenant ceiling of 3.5x.

The outlook for precious metal prices remains robust, with gold having broken decisively through major multi-year resistance levels at around US$1,350/oz close to the end of Q2 2019, the palladium price have remained resilient despite repeated pullbacks from speculative surges and platinum staging a modest recovery. The rhodium price continues to rise, reaching record levels last seen a decade ago, due to a sustained structural deficit in the market.  Importantly, these developments are occurring in a relatively strong US dollar environment, and have enabled the rand gold price to exceed the all-time record levels set in 2016 in a much weaker rand climate.  Despite the potential risks to global growth arising from ongoing trade hostilities between the USA and China, the fundamentals of the precious metal commodity markets remain structurally positive.

Under the current supportive precious metals price environment and with a more positive operational outlook, driven by the return to profitability of the SA gold operations, continued production growth at the US PGM operations, no major operational disruptions and the realisation of synergies from the Marikana operations will contribute positively to earnings and cash flow in H2 2019 and beyond, which would facilitate rapid deleveraging, supporting the possible resumption of cash dividends during 2020.

CORPORATE ACTION

Lonmin acquisition

As previously announced all conditions precedent to the Lonmin acquisition were fulfilled on 7 June 2019 and the transaction was implemented on 10 June 2019, when the Lonmin shares were suspended on the London Stock Exchange. For the Lonmin acquisition Sibanye-Stillwater issued 290,394,531 new shares, to the shareholders of Lonmin, worth R4,307 million*. Lonmin has a 30 September year end and is consolidated from 1 June 2019 based on its results to 30 June 2019.

The rationale for this transaction remains compelling and the integration of Lonmin’s PGM assets with Sibanye-Stillwater’s adjacent PGM operations, will ensure a more sustainable and positive future for all these assets. The transaction establishes the Sibanye-Stillwater Group as the largest primary producer of platinum and second largest primary palladium and rhodium producer with a unique geographical and PGM mix.  The initial value accretion is also recognised in the financial accounts with a gain on acquisition of R1,093 million.

The Lonmin operations, referred to as the Marikana operations since acquisition, have been consolidated in these operating and financial results for the month ended 30 June 2019 and will continue to be consolidated in H2 2019, which is expected to have a positive impact on production and financial metrics as well as platinum and palladium Reserves and Resources. Further information on the transaction is available at: https://www.sibanyestillwater.com/investors/transactions/lonmin.

*Sibanye-Stillwater’s closing share price of R14.58 as at 10 June 2019 multiplied by the 290.4 million shares issued to Lonmin shareholders.

Marathon project

On 26 June 2019, Sibanye-Stillwater announced that it had entered into an acquisition agreement (“the Agreement”) with Generation Mining Limited (“Gen Mining”) to further the development of the PGM-copper Marathon project, situated in northern Ontario, Canada (“Marathon” or the “Marathon project”). The Marathon project was acquired by Sibanye-Stillwater as part of the Stillwater acquisition in May 2017.

Sibanye-Stillwater received upfront proceeds in the form of CAD3.0 million cash and 11,053,795 shares at a price of CAD0.2714 per share in Gen Mining (an equity interest of 12.9%) on closing of the transaction. Gen Mining will acquire a 51% interest in the Marathon project and form an unincorporated joint venture with Stillwater Canada Inc., a wholly owned subsidiary of Sibanye-Stillwater.

The Agreement will enable Gen Mining, a focused exploration company, to advance the Marathon project and to conclude further economic studies towards the development of this asset. The conclusion of the transaction was subject to customary conditions for a transaction of this nature and closed on 10 July 2019. Accordingly the Marathon project asset has been disclosed assets held for sale in the condensed consolidated statement of financial position.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       3

Further detail on the project is available at: https://thevault.exchange/?get_group_doc=245/1561530392-sibanye-generation-mining-agreement-marathon-project-26june2019.pdf

Capital Raise

On 10 April  and 11 April 2019 respectively, the completion of a R1.7 billion/US$120 million  share placing and the conclusion of a forward gold sale arrangement to raise approximately R1.75 billion/US$125 million were announced. The capital was raised to enhance balance sheet flexibility and ensure that the Sibanye-Stillwater was appropriately positioned and sufficiently robust to endure any exogenous challenges. Shortly after the transactions were announced, AMCU’s strike at the SA gold operations was successfully resolved, validating the pre-emptive strategic decision to raise the capital.

Further detail on the transactions can be found at: https://thevault.exchange/?get_group_doc=245/1564124183-sibanye-results-share-placing-10apr2019.pdf and https://thevault.exchange/?get_group_doc=245/1554986886-sibanye-stillwater-enhances-liquidity-gold-prepayment-arrangement-11apr2019.pdf

Dissenting shareholder ruling

On 21 August 2019 the Court of Chancery of the State of Delaware in the United States of America ruled in favour of the Company in the appraisal action brought by a group of minority shareholders (the dissenting shareholders) of the Stillwater Mining Company (Stillwater), following the acquisition of Stillwater by the Company in May 2017 for a cash consideration of US$18 per Stillwater share.

In terms of the ruling, the dissenting shareholders (together owning an approximate 4.5% shareholding in Stillwater at the time) will receive the same US$18 per share consideration originally offered to, and accepted by other Stillwater shareholders plus interest.  The remaining payment of US$21 million due to the dissenting shareholders has been fully provided for by Sibanye-Stillwater and therefore no adjustment to the provision is required.

These court proceedings are thus concluded, subject to any further proceedings required in the trial court to finalise a judgement and any appeals that may be lodged.

OUTLOOK

Due to the challenging ground conditions at Blitz, mined production for 2019 from the US PGM operations is now forecast at between 625,000 2Eoz and 640,000 2Eoz, marginally below the previous guidance range. As a result of the reduced production forecast, together with higher costs associated with the increase in the 2E PGM basket price, AISC is forecast to be between US$740/2Eoz and US$755/2Eoz. With regard to price, for every US$100/2Eoz change in the PGM basket price, royalties and mine related taxes (severance and property) increase by approximately US$7/2Eoz. Capital expenditure is expected to be at the lower end of guidance of between US$235 million and US$245 million. These operational challenges are expected to be temporary and are not expected to impact on the production build up at Blitz to approximately 300,000 2Eoz by 2022 or the FTM project, which is forecast to add 45,000 2Eoz to annual production in 2021.

The PGM production from the SA PGM operations (excluding the Marikana operations) remains unchanged, although annual production (excluding the Marikana operations) is expected to be at the upper end of guidance of between 1,000,000oz to 1,100,000oz and AISC within annual guidance of between R12,500/4Eoz and R13,200/4Eoz (US$922/4Eoz and US$974/4Eoz). Capital expenditure is forecast at R1,400 million (US$103 million).

The SA gold operations are expected to produce between 16,000kg and 17,000kg (514,411 oz and 546, 562 oz) with AISC of between R590,000/kg and R630,000/kg (or US$1,350/oz and US$1450/oz) for H2 2019, while annual production for 2019 is forecast at between 24,000kg to 25,000kg (771,617 oz to 803,768 oz). AISC will remain elevated on average, at between R715,000/kg and R750,000/kg (or US$1,640/oz and US$1,725/oz), due to the higher unit costs from H1 2019 as a result of the strike. Capital expenditure for the SA gold operations for 2019 is forecast at about R2,350 million (US$173 million), which includes approximately R220 million (US$16 million) of project capital. Approximately R1,900 million (US$140 million) of this capital expenditure has been scheduled for H2 2019.

The H2 2019 and annual dollar guidance is based on an average exchange rate of R13.55/US$.

Neal Froneman

Chief Executive Officer

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       4

SIBANYE-STILLWATER GROUP SAFETY AND OPERATING REVIEW

Safety

There have been no fatalities at the SA gold operations since August 2018, marking a full year without fatalities and with a significant milestone of seven million fatality free shifts achieved on 26 August 2019. This is a notable achievement for ultra-deep gold mines and a record for these operations, which have been operating for many decades. This commendable improvement in safety was achieved in spite of disruptions associated with the extended strike, and the heightened risks of resuming production from workplaces that were dormant for more than five months.

Two fatalities regrettably occurred at the SA PGM operations during H1 2019. Madodana Manzenze, a rock drill operator and Johannes Tumelo, a winch operator, both from the Thembelani mine, were fatally injured in separate fall of ground incidents on 20 March 2019 and 5 June 2019 respectively. Whilst still under investigation, specific issues regarding safety compliance were identified and corrective action taken. The SA PGM operations also suffered two fatalities during H1 2018, resulting in the Fatal Injury Frequency Rate remaining constant year-on-year at 0.07 (per million hours worked). The SA PGM operations achieved 1.4 million fatality free shifts before the second fatality on 5 June 2019 and closed H1 2019 on 445,000 fatality free shifts versus the 2.1 million fatality free shifts at the end of H1 2018.

There has been a meaningful improvement in the safety performance of the US PGM operations since the first quarter of 2019, which started poorly with 28% of reportable injuries experienced for the year to date, occurring in January 2019. The Total Reportable Injury Frequency Rate (TRIFR) (per million hours worked) for the US PGM operations improved from 18.2 for H1 2018 to 16.8 for H1 2019.

As part of our continued focus on safe production, our Real risk reduction initiatives are ongoing while our safe production leadership and culture intervention remain on track. We are also focussed on implementing the ISO 45001 Occupational Health and Safety Management System.

OPERATING REVIEW

US PGM operations

Mined production for H1 2019 of 284,773 2Eoz was 3% lower than the comparable period in 2018, with challenging production conditions in Q1 2019 entirely responsible for the year-on-year variance. AISC of US$772/2Eoz, was18% higher as a result of the production shortfall and additional contractor costs incurred to restore operational flexibility during Q2 2019. In Q1 2019, deteriorating ground conditions at East Boulder necessitated the need for rehabilitation mining before drilling could recommence, thereby impacting panel inventory during the quarter. In addition, Stillwater West and Blitz were negatively impacted by lower ore grades during Q1 2019, coupled with initial paste-fill challenges at Stillwater West. Recovery plans were initiated during Q1 2019 resulting in a recovery to planned levels at Stillwater West, with East Boulder expected to claw back lost production by year end, ending the year at planned output levels. To ensure safe production, poor ground conditions at Blitz necessitated the introduction of additional support, in the form of 20-foot cable anchors and shotcreting. This caused a temporary slowdown in development and advance rates at Blitz, negatively impacting productivity. Although these challenging ground conditions are being addressed, Blitz is expected to be behind plan for the remainder of this year. These operational challenges are expected to be temporary and are not expected to impact on the production build up at Blitz to approximately 300,000 2Eoz by 2022.

Due to the implementation of the recovery plan, mined PGM production for Q2 2019 increased by 18% compared with Q1 2019 to 153,874 2Eoz and AISC declining by 14% from US$833/2Eoz for Q1 2019 to US$720/2Eoz for Q2 2019. The operational recovery has continued in Q3 2019 and a significant improvement in mined production and costs is forecast for H2 2019.

Re-commissioning of the second electric furnace (EF2) in February 2019 enabled record throughput of mined and recycled material through the Columbus Metallurgical Complex for H1 2019 processing 326,434 2Eoz of mined material and 421,450 3Eoz of recycled material, a total increase of 12% relative to H1 2018. During the period the recycling operation fed an average of 26.3 tonnes of material per day (tpd) (11% higher than for H1 2018), significantly drawing down on smelter inventory accumulated during 2018 and releasing working capital.

The average PGM basket price for H1 2019 of US$1,285/2Eoz was 29% higher than for the comparative period in 2018, enabling a 36% increase in adjusted EBITDA from the US PGM operations for H1 2019 to US$208 million (R2,959 million), with the recycling operations contributing US$21 million (R305 million) to the total. Due to the increase in volumes of lower margin recycled material fed, the average adjusted EBITDA margin for the US PGM operations in H1 2019 was 26%, with the adjusted EBITDA margin for the mining operations increasing from 50% in H1 2018 to 57% in H1 2019. At spot PGM prices, the US PGM operations free-cash margin is approximately 30%, which, together with cash generated from the inventory drawdown and increased recycling throughput at the Columbus Metallurgical Complex, has enabled principle debt repayments of US$105 million.

Capital expenditure for H1 2019 of US$112 million included US$67 million growth capital investment at the Blitz and FTM.

SA Operations

SA PGM operations

For reporting purposes, the Lonmin assets (the Marikana operations and the refining complex located in Brakpan, referred to as the Precious Metals Refinery (PMR) )have been incorporated as a separate management section within the SA PGM operations for the month ended 30 June 2019.

On a like-for-like basis (excluding the Marikana operations), the SA PGM operations continued to deliver steadily, with attributable PGM production of 547,034 4Eoz and AISC of R12,618/4Eoz (US$889/4Eoz) in line with annual guidance.

H1 2019 chrome sales of 459,334 tonnes were significantly higher than the 359,204 tonnes in H1 2018 due to a greater availability of cargo vessels relative to early 2018. Chrome revenue of R711 million for H1 2019 was therefore higher than the H1 2018 chrome revenue of R506 million (excluding the Marikana operations).

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       5

Ongoing strength in palladium and rhodium prices (which comprise approximately 31% and 9% of the 4E prill split, respectively) and a weaker rand exchange rate resulted in the average 4E PGM basket price increasing by 34% from R12,941/4Eoz (US$1,051/4Eoz) for H1 2018 to R17,377/4Eoz (US$1,224/4Eoz) for H1 2019.

The leverage of the SA PGM operations to the higher basket prices is evident in the significant increase in adjusted EBITDA from the SA PGM operations year-on-year, with adjusted EBITDA increasing by 106% from R1,001 million (US$81 million) in H1 2018 to R2,061 million (US$145 million) and R1,873 million (US$132 million) (excluding the Marikana operations) in H1 2019, and the adjusted EBITDA margin increasing from 15% to 33%.

Notably, this increase in adjusted EBITDA was despite an estimated R202 million (US$14 million) of proforma adjusted EBITDA from the Rustenburg operations not being reflected in the period due to the accounting treatment of the change from a PoC to Toll processing arrangement. Including the deferred proforma adjusted EBITDA for the Rustenburg operations, total pro-forma adjusted EBITDA would have been R2,263 million (US$159 million) for H1 2019, a 68% increase year-on-year. Moreover, this total does not include a further R417 million (US$29 million) of attributable adjusted EBITDA from the Mimosa JV, with attributable earnings from Mimosa reported below the line.

The 4E PGM basket price for Q3 2019 to date, has averaged approximately R18,568/4Eoz (US$1,273/4Eoz), 7% higher than for H1 2019, and  if sustained, suggests further increases in adjusted EBITDA and cash flows from the SA PGM operations in H2 2019.

PGM production from the Rustenburg operations of 342,680 4Eoz for H1 2019 was 10% lower than for the comparable period in 2018, primarily due to reduced throughput of lower grade surface material, which is less economic under the Toll arrangement. Safety stoppages at the Thembelani shaft during the period also contributed to underground production from the Rustenburg operations declining 6% year-on-year. Consistent with the change to the processing arrangement, AISC for H1 2019 was higher, averaging R13,649/4Eoz (US$961/4Eoz).

In terms of the toll arrangement with Anglo American Platinum Limited (Anglo American Platinum) effective from 1 January 2019, Sibanye-Stillwater pays an agreed toll fee to Anglo American Platinum to smelt and refine concentrate from the Rustenburg operations, but retains ownership of the refined 4E metal produced. From a financial reporting perspective, Sibanye-Stillwater will receive and recognise all the recovered metal at the full average 4E PGM basket price once sold and no longer reflects a discount in its revenue, though costs and unit costs will be higher than under the PoC arrangement, reflecting the additional tolling costs. At the current spot 4E PGM basket price, the net financial impact of this contractual change is positive, with the increased revenue more than offsetting the additional toll cost and as a result is beneficial both commercially and strategically.

Despite deferral of adjusted EBITDA as discussed above, the Rustenburg operations achieved adjusted EBITDA of R1,070 million (US$75 million) for H1 2019 with the adjusted EBITDA margin increasing from 15% in H1 2018 to 44% in H1 2019.  As a result of the improved profitability of the Rustenburg operations, a R283 million cash payment was made to Anglo American Platinum during H1 2019, reducing the deferred payment obligation to for the balance of the Rustenburg acquisition price to R2,012 million (US$143 million).

Kroondal continued its strong performance, with 4E PGM production of 131,781oz, 9% higher than for the comparable period in 2018 and AISC of R10,454/4Eoz (US$736/4Eoz), flat year-on-year, reflecting a real reduction in unit costs. Adjusted EBITDA from Kroondal increased by 247% year-on-year to R772 million (US$54 million), a margin of 34% (15% in H1 2018).

Attributable PGM production from Mimosa of 60,831 4Eoz was 2% lower than for H1 2018, with the operations performing well despite the turbulent political and economic environment in Zimbabwe. AISC of US$832/4Eoz (R11,815/4Eoz) was elevated due to exchange rate volatility and weakness. Attributable adjusted EBITDA from Mimosa (not included in Group adjusted EBITDA), increased by 28% to R417 million (US$29 million) at a 38% margin.

The Marikana operations have been unable to repeat the production levels achieved for the year ended 30 September 2018, which enabled Lonmin to generate an operating profit for the first time in five years. Current levels of production are well below plan, with costs exceeding plan and reflect ongoing underperformance at these operations since the beginning of 2019. The Marikana operations produced 80,957 4Eoz at AISC of R16,930/4Eoz (US$1,192/4Eoz) for the month of June since incorporation.

A full review of the Marikana operations and projects is well advanced and the outcomes of this review are anticipated in Q3 2019 and will be communicated to stakeholders in due course. As per the conditions agreed with the Competition authorities in November 2018 a moratorium on retrenchments at the Lonmin operations for a period of six-months from the implementation date is in place, although this excludes any voluntary separation agreements and ordinary course of business terminations. In terms of the conditions agreed with the Competition authorities the Company is also not prevented from initiating proceedings in terms of Section 189 of the Labour Relations Act, 66 of 1995 (LRA), provided that forced separations pursuant to such proceedings may not be finalised before six months from implementation of the transaction.

SA gold operations

Gold production from the SA gold operations (excluding DRDGOLD) for H1 2019 of 8,178 kg (262,928 oz) was 56% lower than for the comparable period in 2018, primarily due to the impact of the AMCU industrial action which extended from 22 November 2018 to 17 April 2019, affecting production for the entire period including the post-strike ramp up. Production for Q2 2019 was also impacted by an underground fire and seismicity at Kloof and the closure of the loss making Driefontein 6 and 7 shafts and Beatrix 1 shaft, following consultation with relevant stakeholders in terms of Section 189A of the LRA, which was concluded in May 2019.

The operating results for Q2 2019 were significantly better than for Q1 2019, with the build-up to normalised production at the SA gold operations following the conclusion of the five month strike proceeding steadily. The financial results only improved modestly however, with costs remaining elevated due to full labour costs and other overheads being incurred throughout May and June, post the cessation of the strike. Gold production for Q2 2019 was 41% higher than for Q1 2019 at 6,266 kg (210,456 oz), with AISC declining by 9% quarter-on-quarter, to R834,216/kg (US$1,803/oz) and the adjusted EBITDA loss for Q2 2019 of R1,294 million (US$90 million), only R317 million (US$22 million) less than for Q1 2019. The impact of the 56% decline in production is evident in the 67% increase in AISC to R869,141/kg (US$1,904/oz) for H1 2019. The average rand gold price received for H1 2019 improved 15% to R597,360/kg from R519,994 kg for H1 2018.

H2 2019 production is forecast to be significantly higher than for H1 2019 at between 16,000 kg and 17,000 kg (498,000 oz and 530,000oz) due to normalisation of production consistent with the re-structured operating footprint at the Driefontein and Beatrix operations from August 2019. This is equivalent to an annualised run rate of approximately 34,000 kg to 35,000 kg (1.10 Moz to 1.15 Moz), which should be sustainable into 2020. Whilst the normalisation of production will significantly reduce unit costs in H2 2019,

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       6

higher than normal levels of capital expenditure (to compensate for capital underspend in H1 2019 during the strike period) and restructuring costs, will result in temporarily elevated AISC of between R590,000/kg and R630,000/kg (or US$1,350/oz and US$1,450/oz) for H2 2019. Indicatively, AISC would have been between approximately R550,000/kg and R580,000/kg (or US$1,260/oz and US$1,330/oz) excluding the additional capital expenditure.

The average rand gold price for Q3 2019 to date, is approximately R672,000/kg, with the spot gold price currently 9% higher at R732,000/kg. Should current spot prices persist, the SA gold operations are likely to make a positive contribution to both Group adjusted EBITDA and free cash flow in H2 2019.

The individual operations were affected to varying degrees by the AMCU strike during the period, with differences in the operational performance being a function of different union membership at the operations, which ultimately influenced the number of people reporting for work and hence production relative to normalised levels. This is evident in the significantly lower production and elevated costs for H2 2019 reported by Driefontein (approximately 67% AMCU) compared with H1 2018, with Kloof (approximately 34% AMCU) and Beatrix (approximately 37% AMCU) affected to a lesser extent.

Underground production from Kloof of 3,692 kg (118,700 oz) was 46% lower than for H1 2018. During the strike action all the shafts operated but only at reduced rates in line with available production labour. The aforementioned fire at Kloof 4 shaft, which started on 12 June 2019 in an abandoned area, resulted in a delay in the planned production build-up. The underground yield increased by 4% due to a combination of an improved underground mined grade achieved by optimising the mining mix, and a focus on cleaning activities during the strike period.  In order to offset the impact of the strike on underground production, available mill capacity was utilised to process surface rock dump (SRD) material. Throughput for surface sources increased by 20% to 3,251,000 tonnes, although gold produced from surface increased by only 2% to 1,158 kg (37,231 oz) due to processing of lower grade SRDs.

Underground gold production from Beatrix of 1,689 kg (54,303 oz) was 60% lower than for H1 2018. During the strike action production was less than half of normalised levels at Beatrix 3 shaft while Beatrix 4 shaft was completely shut down during Q1 2019. The underground yield decreased 9% from 3.5g/t to 3.2g/t, largely as a result of a 14% increase in shortfall due to cleaning-up operations during the strike period. Gold produced from surface sources increased by 192% to 307 kg (9,900 oz) due to the additional surface tons processed (729 tonnes for H2 2019 compared with 284 tonnes for H1 2018) during the strike period.

Underground gold production from Driefontein was impacted the most, decreasing by 87% to 690 kg (22,184 oz). During the strike period, only limited production took place at Driefontein 8 shaft and Driefontein 1 shaft while production was entirely suspended at the other shafts. The build-up in production is progressing as planned, and is expected to reach normal levels (for the reduced footprint) during Q3 2019. Production from surface sources at Driefontein has all but stopped due to the depletion of surface sources and sale of surface assets to DRDGOLD in 2018, with only 3 kg (96 oz) produced from Driefontein surface sources. The plant continues to mill surface sources from the nearby Kloof surface rock dumps on a toll treatment basis.

DRDGOLD delivered a solid operating and financial performance with completion of the first phase of its Far West Gold Recoveries project (FWGR), following the acquisition of the Driefontein and Kloof tailings storage facilities and processing assets, well timed to deliver increased production, at a lower cost, into a rising gold price environment. Attributable production increased by 35% for H1 2019 to 2,545 kg (81 824 oz) due to the commissioning of the FWGR and being consolidated for the full six months with AISC 9% lower at R527,453/kg (US$1,155/oz). DRDGOLD’s contribution to Group adjusted EBITDA rose sharply as a result of being included for the full six month period, the improved operational performance and a 7% increase the average gold price received to R597,152/kg (US$1,314/oz), increasing five-fold from R36 million (US$3 million) to R210 million (US$15 million).

Due to the sharp increase in DRDGOLD’s share price, the value of Sibanye-Stillwater’s 38% equity shareholding in DRDGOLD had risen to approximately R1,930 million by 28 August 2019, a significant return on investment.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       7

FINANCIAL REVIEW OF THE SIBANYE-STILLWATER GROUP

For the six months ended 30 JUNE 2019 (H1 2019) compared with the six months ended 30 june 2018 (H1 2018)

Direct comparison of the SA rand results for the Group is difficult as Stillwater’s results are translated to SA rand at the average exchange rate, which for H1 2019 of R14.20/US$ was 15% weaker than for H1 2018 of R12.31/US$. A direct comparison of Stillwater’s US dollar results, therefore, is also included.

Further to this, the consolidation of the Lonmin group (referred to as the Marikana operations) operating and financial results for one month in H1 2019 and inclusion of DRDGOLD for the full six months in H1 2019 (compared with none in H1 2018) makes direct comparison with the financial results for the six months ended 30 June 2018 difficult.

The revenue, cost of sales, before amortisation and depreciation, net other cash costs, adjusted EBITDA and amortisation and depreciation are set out in the table below:

Figures in millions - SA rand

production ramp up post the strike. This decrease was partly offset by a 15% weaker rand.

Cost of sales, before amortisation and depreciation

Cost of sales, before amortisation and depreciation increased by 5% to R20,662 million (US$1,455 million). Cost of sales, before amortisation and depreciation excluding DRDGOLD and the Marikana operations decreased by 8% to R18,150 million (US$1,278 million). Cost of sales, before amortisation and depreciation at the US PGM operations increased by 30% to US$587 million (R8,333 million) due to increased recycling volumes. Cost of sales, before amortisation and depreciation at the SA PGM operations, excluding the Marikana operations decreased by 49% to R2,897 million (US$204 million) due to the transition to the Toll processing agreement. Cost of sales, before amortisation and depreciation at the SA gold operations excluding DRDGOLD decreased by 17% to R6,920 million  (US$487 million) due to the effect of the strike at the SA gold operations, partly offset by above inflation increases in wages.

	H1 2019	H1 2018	% change	Adjusted EBITDA
Revenue	23,535	23,910	(2)

Adjusted EBITDA includes care and maintenance, strike related costs and other cash costs. Care and maintenance costs for H1 2019 were R265 million (US$19 million) at Cooke (H1 2018:R273 million (US$22 million) and R36 million (US$2 million) at Burnstone (H1 2018: Rnil (US$nil)). Strike related costs from H1 2019 were R375 million (US$26 million) at Driefontein, Kloof and Beatrix. The strike at SA gold operations was brought to a successful conclusion in April 2019.

– US PGM operations	11,323	7,441	52
– SA PGM operations, excluding Marikana	4,870	6,789	(28)
– Marikana operations	1,369	-	100
– SA gold operations, excluding DRDGOLD	4,509	9,680	(53)
– DRDGOLD	1,510	-	100
– Group corporate[1]	(46)	-	(100)
Cost of sales, before amortisation and depreciation	(20,662)	(19,642)	(5)
– US PGM operations	(8,333)	(5,553)	(50)
– SA PGM operations, excluding Marikana	(2,897)	(5,716)	49
– Marikana operations	(1,220)	-	(100)	Amortisation and depreciation
– SA gold operations, excluding DRDGOLD	(6,920)	(8,373)	17
– DRDGOLD	(1,292)	-	(100)

Amortisation and depreciation including DRDGOLD and the Marikana operations decreased by 5% to R2,925 million (US$206 million). Amortisation and depreciation excluding DRDGOLD and the Marikana operations decreased by 6% to R2,815 million (US$198 million). Amortisation and depreciation at the US PGM operations decreased by 7% to US$77 million due to lower mine production and an increase in reserves on which the amortisation calculation is based. Amortisation and depreciation at the SA PGM operations excluding the Marikana operations increased by 39% to R695 million (US$49 million) due to an increase in production. Amortisation and depreciation at the SA gold operations excluding DRDGOLD decreased by 35% to R1,027 million (US$72 million) mainly due to lower production partly offset by a decrease in reserves.

Net other cash costs	(804)	(372)	(116)
– US PGM operations	(32)	-	(100)
– SA PGM operations, excluding Marikana	(100)	(72)	(39)
– Marikana operations	39	-	100
– SA gold operations, excluding DRDGOLD	(704)	(300)	(134)
– DRDGOLD	(7)	-	(100)
Adjusted EBITDA	2,069	3,895	(47)
– US PGM operations	2,958	1,887	57
– SA PGM operations, excluding Marikana	1,873	1,001	87
– Marikana operations	188	-	(100)
– SA gold operations, excluding DRDGOLD	(3,115)	1,007	(409)
– DRDGOLD	211	-	100
– Group corporate	(46)	-	(100)
Amortisation and depreciation	(2,925)	(3,095)	5
– US PGM operations	(1,093)	(1,025)	(7)
– SA PGM operations, excluding Marikana	(695)	(501)	(39)
– Marikana operations	(22)	-	(100)
– SA gold operations, excluding DRDGOLD	(1,027)	(1,569)	35
– DRDGOLD	(88)	-	(100)	Finance expense

[1] The streaming transaction (note 14) not recognised in Stillwater segment.				The finance expense increased by 14% to R1,571 million (US$111 million).

Revenue

Revenue decreased marginally to R23,535 million (US$1,657 million). Revenue excluding DRDGOLD and the Marikana operations decreased by 14% to R20,656 million (US$1,455 million) from R23,910 million (US$1,942 million). Revenue from the US PGM operations increased by 32% to US$797 million (R11,323 million) due to a 29% higher average 2E basket price mainly as a result of increased palladium prices. Revenue from the SA PGM operations, excluding the Marikana operations, decreased by 28% to R4,870 million (US$343 million) due to the transition from the Purchase of Concentrate (PoC) to Toll processing arrangement, partly offset by a 16% higher average 4E basket price. Revenue from the SA gold operations excluding DRDGOLD decreased by 53% to R4,509 million (US$318 million) due to a 42% decrease in gold production year-on-year, following the five-month industrial action and the

				Figures in millions - SA rand
					H1 2019	H1 2018	% change
				Borrowings – interest	(677)	(801)	15
				Borrowings – unwinding of amortised cost	(183)	(182)	(1)
				Environmental rehabilitation obligation	(256)	(190)	(28)
				Occupational healthcare obligation	(57)	(51)	(12)
				Deferred Payment (related to the Rustenburg operations acquisition)	(90)	(100)	10
				Deferred revenue (related to the streaming transaction)	(149)	-	(100)
				Other	(159)	(60)	(365)
				Finance expense	(1,571)	(1,384)	(14)

The finance expense increased by R187 million mainly due to the unwinding of the deferred revenue related with the streaming transaction (of R149 million), and the inclusion of DRDGOLD for the full six months in H1 2019 (of R42 million) and Marikana operations (of R59 million), the majority of which is environmental rehabilitation liability accretion expense). This increase was partly offset by a decrease in interest on borrowings in H1 2019 following  the  US$395 million  buy-back  of  the  2022  and  2025

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       8

Notes, and US$ Convertible Bond in September 2018. Sibanye-Stillwater’s average outstanding gross debt, including the Marikana operations, excluding the Burnstone Debt and including the derivative financial instrument, was approximately R25.3 billion in H1 2019 compared with approximately R26.2 billion in H1 2018. For additional information on Sibanye-Stillwater’s borrowings, see note 11 of the financial statements.

Gain/loss on financial instruments

The net loss on financial instruments of R536 million (US$37 million) for H1 2019 compares with a gain of R710 million (US$58 million) for H1 2018. This net loss included a fair value loss on the US$ Convertible Bond derivative financial instrument of R553 million (US$39 million), mainly due to the convertible bonds trading well above par, driven by the share price increase.

Non-recurring items

Gain on acquisition

A gain on acquisition of R1,093 million arose on the acquisition of Lonmin and is attributable to the transaction being attractively priced. For additional information on the Lonmin acquisition and related gain on acquisition, see note 7.1 of the financial statements.

Restructuring costs

Restructuring costs of R633 million (US$457 million) for H1 2019 included R247 million voluntary separation agreements at the Marikana operations and R386 million at the SA gold operations due to the notice that was given (on 14 February 2019) to relevant stakeholders regarding the restructuring of the SA gold operations, in terms of Section 189A of the Labour Relations Act, 66 of 1995 (S189). The S189 process was as a consequence of ongoing financial losses experienced at the Beatrix 1 shaft and Driefontein 2,6,7 and 8 shafts since 2017, with approximately 3,450 employees and 550 contractors being affected.

Transaction costs

Transaction costs of R98 million (US$7 million) for H1 2019 included advisory and legal fees of R20 million (US$2 million) related to the Lonmin acquisition, streaming transaction costs of R54 million (US$4 million) and legal fees of R10 million (US$1 million) related to the Stillwater Mining Company dissenting shareholders. Transaction costs of R193 million (US$16 million) for H1 2018 mainly included advisory and legal fees of R83 million (US$7 million) related to the Lonmin transaction and legal fees of R92 million (US$7 million) related to the Stillwater Mining Company dissenting shareholders claim.

Mining and income tax

Current tax including DRGDOLD and the Marikana operations increased by 326% from R154 million (US$13 million) to R656 million (US$46 million) due to the increase in taxable mining income for the period at the US and SA PGM operations.

The deferred tax credit increased from R70 million (US$6 million) to R2,798 million (US$197 million). During Q1 2019, the US PGM operations renegotiated its refining and certain sales agreements, resulting in the reversal of the Group deferred tax charge of R1,567 million (US$110 million) recognised in December 2018. The 2019 effective combined federal and state cash tax rates for the US segment are expected to be between 5% and 10%. The change of tax is a result of sales moving to a different tax jurisdiction.

The effective tax (credit) rate of 92% for H1 2019 was higher than the South African statutory company tax rate of 28% mainly due to the change in the estimate deferred tax rate at the US PGM operations (discussed above). The effective tax (expense) rate of 52% for H1 2018 was higher than the South African statutory company tax rate of 28% mainly due to an increase of deferred tax assets not recognised at the Cooke operations and Burnstone project. For additional information on Sibanye-Stillwater’s mining and income tax see note 4 of the financial statements.

Cash flow analysis

Sibanye-Stillwater defines free cash flow as net cash from operating activities, before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment.

A free cash outflow of R2,281 million (US$161 million) compares with R18 million (US$2 million) for H1 2018.

Figures in million - SA rand
	H1 2019	H2 2018	H1 2018
US PGM operations	1,650	281	106
SA PGM operations	(824)	440	441
SA gold operations	(2,901)	(564)	(529)
Group corporate and recycling	(206)	(187)	-

After net interest paid of R727 million  (US$51 million), net cash acquired on acquisition of subsidiaries of R2,964 million (US$209 million), net other investing activities of R154 million (US$11 million), net loans repaid of R440 million  (US$31 million), lease payments of R51 million (US$4 million) and proceeds from the share issue of R1,688 million  (US$119 million), cash at 30 June 2019, increased to R6,000 million  (US$426 million) from R2,549 million (US$178 million) at 31 December 2018.

Mineral Resources and mineral reserves

The Lonmin acquisition added attributable 4E reserves of approximately 30.4Moz and this was the only change in the Mineral Resources and Mineral Reserves from what was previously reported by the Group at 31 December 2018. Mineral Resources and Mineral Reserves will be reviewed and updated during Q4 2019.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       9

CHANGES IN BOARD OF DIRECTORS

Sello Moloko has tendered his resignation, effective 30 September 2019, in order to focus on his other responsibilities and the ongoing development of the Thesele Group, which he founded in 2005. Vincent Maphai, who will succeed Sello as Chairman and non-executive independent director, joined the Board as Chairman designate effective from 1 June 2019. Vincent has a distinguished career in academia, the private sector and public service. Until 30 June 2018, when he retired from full-time work after 48 years, he was a visiting-Professor at Williams College in Massachusetts. Prior to that he served as Corporate Affairs and Transformation Director at the South African Breweries Limited for 10 years after a five year period as Chairman of BHP Billiton Ltd, South Africa. Vincent has also been involved in various public policy projects and roles including the National Planning Commission, the Presidential Review Commission (Chair), and the South African Broadcasting Corporation (SABC). He served on the Councils of the University of KwaZulu-Natal (Chair), and the University of South Africa. In an academic career spanning two decades, he has studied and taught at various universities both locally and internationally.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       10

SALIENT OPERATING FEATURES AND COST BENCHMARKS FOR THE SIX MONTHS ENDED 30 JUNE 2019, 31 DECEMBER 2018 AND 30 JUNE 2018

SA and US PGM operations

			GROUP	US OPERA-TIONS	SA OPERATIONS
			Total US and SA PGM	Total US PGM Stillwater	Total SA PGM			Rustenburg		Marikana[2]		Kroondal	Plat Mile	Mimosa
Attributable				Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu- table	Surface	Attribu- table
Production
Tonnes milled/treated	000't	Jun 2019	14,099	675	13,424	6,951	6,473	3,449	2,096	780	302	2,018	4,075	704
		Dec 2018	14,096	689	13,407	6,435	6,972	3,700	3,008	-	-	2,031	3,964	704
		Jun 2018	13,084	650	12,434	5,945	6,489	3,412	2,741	-	-	1,835	3,748	698
Plant head grade	g/t	Jun 2019	2.66	14.31	2.08	3.19	0.88	3.44	1.19	3.61	0.87	2.46	0.72	3.57
		Dec 2018	2.64	14.68	2.02	3.24	0.89	3.59	1.18	-	-	2.49	0.66	3.57
		Jun 2018	2.66	15.35	2.00	3.25	0.84	3.61	1.21	-	-	2.48	0.60	3.56
Plant recoveries	%	Jun 2019	75.70	91.38	69.95	82.62	21.30	83.21	31.29	87.10	25.60	82.08	12.47	75.25
		Dec 2018	75.74	91.23	69.77	83.56	23.30	85.00	31.93	-	-	82.92	11.65	77.23
		Jun 2018	77.26	91.35	71.77	83.77	28.44	85.28	38.76	-	-	82.35	10.66	77.95
Yield	g/t	Jun 2019	2.01	13.12	1.46	2.64	0.19	2.86	0.37	3.14	0.22	2.03	0.09	2.69
		Dec 2018	2.00	13.48	1.41	2.71	0.21	3.05	0.38	-	-	2.06	0.08	2.75
		Jun 2018	2.05	14.07	1.42	2.72	0.23	3.08	0.47	-	-	2.04	0.06	2.77
PGM production[3]	4Eoz - 2Eoz	Jun 2019	912,764	284,773	627,991	588,977	39,014	317,548	25,132	78,817	2,140	131,781	11,742	60,831
		Dec 2018	905,155	298,649	606,506	560,154	46,352	363,136	36,492	-	-	134,712	9,860	62,306
		Jun 2018	863,125	293,959	569,166	520,268	48,899	337,537	41,181	-	-	120,461	7,718	62,270
PGM sold	4Eoz - 2Eoz	Jun 2019	636,259	271,122	365,137	344,445	20,692	85,370	8,950	66,463		131,781	11,742	60,831
		Dec 2018	929,078	322,573	606,506	560,154	46,352	363,136	36,492	-		134,712	9,860	62,306
		Jun 2018	840,512	271,346	569,166	520,268	48,899	337,537	41,181	-		120,461	7,718	62,270
Price and costs[4]
Average PGM basket price[5]	R/4Eoz - R/2Eoz	Jun 2019	17,787	18,247	17,377	17,326	15,340	17,071	14,688	17,955		17,565	16,258	16,698
		Dec 2018	14,614	14,407	14,729	14,809	13,862	14,668	13,777	-		15,189	14,174	14,293
		Jun 2018	12,691	12,260	12,941	12,965	12,715	12,875	12,652	-		13,217	13,048	12,733
	US$/4Eoz - US$/2Eoz	Jun 2019	1,253	1,285	1,224	1,220	1,080	1,202	1,034	1,264		1,237	1,145	1,176
		Dec 2018	1,031	1,016	1,039	1,044	978	1,034	972	-		1,071	1,000	1,008
		Jun 2018	1,031	996	1,051	1,053	1,033	1,046	1,028	-		1,074	1,060	1,034
Operating cost[6]	R/t	Jun 2019	783	4,013	611	1,097	100	1,233	260	1,381		683	25	975
		Dec 2018	663	3,612	482	980	74	1,139	141	-		690	22	926
		Jun 2018	731	2,716	487	1,003	69	1,175	141	-		684	17	837
	US$/t	Jun 2019	55	283	43	77	7	87	18	97		48	2	69
		Dec 2018	47	255	34	69	5	80	10	-		49	2	65
		Jun 2018	59	221	40	82	6	95	11	-		56	1	68
	R/4Eoz - R/2Eoz	Jun 2019	12,305	9,513	13,707	11,632	16,628	13,394	21,678	18,462		10,454	8,849	11,287
		Dec 2018	10,542	8,327	11,259	11,276	11,083	12,068	11,638	-		10,395	9,026	10,461
		Jun 2018	9,344	6,010	11,277	11,497	9,221	11,879	9,402	-		10,424	8,253	9,377
	US$/4Eoz - US$/2Eoz	Jun 2019	867	670	965	819	1,171	943	1,527	1,300		736	623	795
		Dec 2018	743	587	794	795	782	851	821	-		733	637	738
		Jun 2018	759	488	916	934	749	965	764	-		847	671	762
Adjusted EBITDA margin[7]	%	Jun 2019		57	33			44		14		34	22	38
		Dec 2018		44	22			27		-		27	20	31
		Jun 2018		50	15			15		-		15	24	36
All-in sustaining cost[8]	R/4Eoz - R/2Eoz	Jun 2019	12,472	10,965	13,228			13,649		16,930		10,243	8,891	11,815
		Dec 2018	10,431	9,929	10,706			11,141		-		9,547	8,966	10,077
		Jun 2018	9,349	8,045	10,106			10,116		-		10,187	8,318	8,060
	US$/4Eoz - US$/2Eoz	Jun 2019	878	772	932			961		1,192		721	626	832
		Dec 2018	736	701	755			786		-		673	632	711
		Jun 2018	760	653	821			822		-		828	676	655
All-in cost[8]	R/4Eoz - R/2Eoz	Jun 2019	13,582	14,274	13,235			13,649		16,939		10,243	9,164	11,815
		Dec 2018	11,534	12,964	10,750			11,141		-		9,547	11,369	10,077
		Jun 2018	10,226	10,316	10,173			10,118		-		10,187	12,646	8,060
	US$/4Eoz - US$/2Eoz	Jun 2019	956	1,005	932			961		1,193		721	645	832
		Dec 2018	813	914	758			786		-		673	802	711
		Jun 2018	831	838	826			822		-		828	1,027	655
Capital expenditure[4]
Total capital	Rm	Jun 2019	2,157.0	1,594.5	562.5			378.9		96.1		76.5	11.0	165.6
expenditure[9]		Dec 2018	2,210.9	1,615.1	595.8			475.9		-		91.5	28.4	105.2
		Jun 2018	1,622.2	1,218.0	404.2			316.1		-		49.9	38.2	65.7
	US$m	Jun 2019	151.9	112.4	39.5			26.7		6.7		5.4	0.7	11.7
		Dec 2018	155.9	113.9	42.0			33.6		-		6.5	2.0	7.4
		Jun 2018	131.7	98.9	32.8			25.7		-		4.1	3.1	5.3

Average exchange rate for the six months ended 30 June 2019, 31 December 2018 and 30 June 2018 was R14.20/US$, R14.18/US$ and R12.31/US$, respectively

Figures may not add as they are rounded independently

[1]

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the statistics shown

[2]	The Marikana PGM operations’ results for the six months ended 30 June 2019 are for one month since acquisition
[3]	Production per product – see prill split in the table below
[4]	The Group and total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
[5]	The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
[6]

Operating cost is the average cost of production and calculated by dividing costs of sales, before amortisation and depreciation, and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation, and change in inventory in a period by the PGM produced in the same period

[7]	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       11

[8]

All-in costs exclude income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs are made up of All-in sustaining costs, being the costs to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining costs and All-in costs, respectively, in a period by the total 4E/2E PGM produced in the same period. For a reconciliation of cost of sales, before amortisation and depreciation to All-in costs, see “All-in costs for the six months ended 30 June 2019, 31 December 2018 and 30 June 2018”

The US operations All-in-cost, excluding the corporate project expenditure (on the Altar and Marathon projects), for the six months ended 30 June 2019, 31 December 2018 and 30 June 2018 was US$1,005/2Eoz, US$912/2Eoz and US$822/2Eoz, respectively

[9]

The US operations corporate project expenditure for the six months ended 30 June 2019 was R3.8 million (US$0.3 million), which related to the Marathon project, and for the six months ended 31 December 2018 and 30 June 2018 was R13.0 million (US$0.9 million) and R58.1 million (US$4.8 million), respectively, which related to the Altar and Marathon projects

Mining - Prill split excluding recycling operations
	GROUP						SA OPERATIONS						US OPERATIONS
	Jun 2019		Dec 2018		Jun 2018		Jun 2019		Dec 2018		Jun 2018		Jun 2019		Dec 2018		Jun 2018
		%		%		%		%		%		%		%		%		%
Platinum	431,053	47%	421,649	47%	397,351	46%	366,958	58%	353,703	58%	331,399	58%	64,095	23%	67,946	23%	65,952	22%
Palladium	414,642	45%	418,452	46%	404,611	47%	193,964	31%	187,749	31%	176,603	31%	220,678	77%	230,703	77%	228,008	78%
Rhodium	54,380	6%	51,352	5%	44,252	5%	54,380	9%	51,352	9%	44,252	8%
Gold	12,689	2%	13,702	2%	16,912	2%	12,689	2%	13,702	2%	16,912	3%
PGM production 4E/2E	912,764	100%	905,155	100%	863,125	100%	627,991	100%	606,506	100%	569,166	100%	284,773	100%	298,649	100%	293,959	100%
Ruthenium	86,415		81,099		75,429		86,415		81,099		75,429
Iridium	20,457		18,628		17,218		20,457		18,628		17,218
Total 6E/2E	1,019,636		1,004,882		955,772		734,863		706,233		661,813		284,773		298,649		293,959

Recycling at US operations

	Unit	Jun 2019	Dec 2018	Jun 2018
Average catalyst fed/day	Tonne	26.3	20.3	23.8
Total processed	Tonne	4,760	3,728	4,308
Tolled	Tonne	1,157	467	672
Purchased	Tonne	3,604	3,260	3,636
PGM fed	3Eoz	421,450	326,346	360,246
PGM sold	3Eoz	355,814	237,220	303,326
PGM tolled returned	3Eoz	48,346	75,916	68,256

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       12

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Jun 2019	19,843	1,245	18,598	166	8	504	3,252	536	729	39	2,174	12,435
		Dec 2018	18,149	2,672	15,477	684	306	864	2,588	1,050	386	74	2,293	9,904
		Jun 2018	9,055	3,144	5,911	950	1,203	957	2,699	1,232	284	5	1,725	-
Yield	g/t	Jun 2019	0.54	4.89	0.25	4.16	0.38	7.33	0.36	3.15	0.42	0.41	0.29	0.20
		Dec 2018	0.99	5.19	0.27	5.27	0.59	7.14	0.46	3.82	0.36	1.00	0.34	0.19
		Jun 2018	2.06	5.22	0.37	5.63	0.37	7.08	0.42	3.47	0.37	1.20	0.31	-
Gold produced	kg	Jun 2019	10,723	6,087	4,636	690	3	3,692	1,158	1,689	307	16	623	2,545
		Dec 2018	17,984	13,858	4,126	3,603	180	6,165	1,183	4,016	140	74	779	1,844
		Jun 2018	18,616	16,405	2,211	5,349	441	6,775	1,130	4,275	105	6	535	-
	oz	Jun 2019	344,752	195,701	149,051	22,184	96	118,700	37,231	54,303	9,870	514	20,030	81,824
		Dec 2018	578,188	445,545	132,643	115,839	5,787	198,210	38,037	129,117	4,501	2,379	25,032	59,286
		Jun 2018	598,517	527,432	71,085	171,974	14,178	217,821	36,330	137,444	3,376	193	17,201	-
Gold sold	kg	Jun 2019	10,075	5,510	4,565	507	3	3,505	1,112	1,483	306	15	616	2,528
		Dec 2018	17,873	13,851	4,022	3,603	180	6,158	1,101	4,016	140	74	731	1,870
		Jun 2018	18,616	16,405	2,211	5,349	441	6,775	1,130	4,275	105	6	535	-
	oz	Jun 2019	323,917	177,149	146,768	16,300	96	112,688	35,752	47,679	9,838	482	19,805	81,277
		Dec 2018	574,629	445,319	129,310	115,839	5,787	197,984	35,398	129,117	4,501	2,379	23,502	60,122
		Jun 2018	598,517	527,432	71,085	171,974	14,178	217,821	36,330	137,444	3,376	193	17,201	-
Price and costs
Gold price received	R/kg	Jun 2019	597,360			582,157		586,528		586,585		596,989		597,152
		Dec 2018	552,526			553,476		552,431		552,406		557,516		560,160
		Jun 2018	519,994			521,123		521,392		526,370		539,556		-
	US$/oz	Jun 2019	1,308			1,275		1,285		1,285		1,308		1,308
		Dec 2018	1,212			1,214		1,212		1,212		1,223		1,229
		Jun 2018	1,314			1,317		1,317		1,330		1,363		-
Operating cost[1]	R/t	Jun 2019	436	5,078	125	11,857	1,650	5,343	183	3,081	176	233	130	105
		Dec 2018	509	2,722	148	3,881	253	3,130	194	1,815	102	126	187	104
		Jun 2018	925	2,330	177	2,876	204	2,773	190	1,571	107	740	151	-
	US$/t	Jun 2019	31	358	9	835	116	376	13	217	12	16	9	7
		Dec 2018	36	192	10	274	18	221	14	128	7	9	13	7
		Jun 2018	75	189	14	234	17	225	15	128	9	60	12	-
	R/kg	Jun 2019	806,500	1,038,558	501,812	2,852,609	4,400,000	729,361	514,940	977,798	416,938	568,750	453,451	513,320
		Dec 2018	532,081	524,894	556,222	736,747	430,000	438,683	423,382	474,527	280,714	125,676	550,862	557,050
		Jun 2018	449,758	446,522	473,768	510,806	555,782	391,720	452,832	452,702	290,476	616,667	486,355	-
	US$/oz	Jun 2019	1,767	2,275	1,099	6,248	9,638	1,598	1,128	2,142	913	1,246	993	1,124
		Dec 2018	1,167	1,151	1,220	1,616	943	962	929	1,041	616	276	1,208	1,222
		Jun 2018	1,136	1,128	1,197	1,291	1,404	990	1,144	1,144	734	1,558	1,229	-
Adjusted EBITDA margin[2]	%	Jun 2019	(48)			(575)		(20)		(70)		(45)		14
		Dec 2018	4			(32)		20		14		(33)		3
		Jun 2018	10			1		23		14		(84)		-
All-in sustaining cost[3]	R/kg	Jun 2019	869,141			3,903,529		729,023		982,281		485,261		527,453
		Dec 2018	596,100			866,984		517,096		532,603		443,106		569,893
		Jun 2018	520,488			603,092		464,301		511,712		524,954		-
	US$/oz	Jun 2019	1,904			8,550		1,597		2,152		1,063		1,155
		Dec 2018	1,308			1,902		1,134		1,168		972		1,250
		Jun 2018	1,315			1,524		1,173		1,293		1,326		-
All-in cost[3]	R/kg	Jun 2019	890,958			3,903,529		735,304		982,672		485,261		538,568
		Dec 2018	629,296			867,010		526,615		532,940		443,106		732,086
		Jun 2018	539,337			603,143		473,498		511,781		524,954		-
	US$/oz	Jun 2019	1,952			8,550		1,611		2,152		1,063		1,180
		Dec 2018	1,380			1,902		1,155		1,169		972		1,606
		Jun 2018	1,363			1,524		1,196		1,293		1,326		-
Capital expenditure
Total capital expenditure[4]	Rm	Jun 2019	426.2			99.9		205.5		65.4		-		38.2
		Dec 2018	1,817.3			542.1		656.0		243.4		-		317.8
		Jun 2018	1,430.3			503.5		546.0		237.8		-		-
	US$m	Jun 2019	30.2			7.1		14.6		4.6		-		2.7
		Dec 2018	128.2			38.2		46.3		17.2		-		22.4
		Jun 2018	116.2			40.9		44.4		19.3		-		-

Average exchange rate for the six months ended 30 June 2019, 31 December 2018 and 30 June 2018 was R14.20/US$, R14.18/US$ and R12.31/US$, respectively

Figures may not add as they are rounded independently

[1]

Operating cost is the average cost of production and calculated by dividing costs of sales, before amortisation and depreciation, and change in inventory, in a period by the tonnes milled/treated in the same period, and operatings cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation, and change in inventory in a period by the gold produced in the same period

[2]	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
[3]

All-in costs exclude income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs are made up of All-in sustaining costs, being the costs to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in costs, respectively, in a period by the total gold sold in the same period. For a reconciliation of cost of sales, before amortisation and depreciation to All-in costs, see “All-in costs for the six months ended 30 June 2019, 31 December 2018 and 30 June 2018”

[4]

Corporate project expenditure for the six months ended 30 June 2019, 31 December 2018 and 30 June 2018 was R17.2 million (US$1.2 million), R58.1 million (US$3.5 million), and R143.0 million (US$11.7 million), respectively, the majority of which related to the Burnstone project

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       13

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed consolidated income statement

Figures are in millions unless otherwise stated

US dollar					SA rand
Six months ended					Six months ended
Unaudited Jun 2018	Unaudited Dec 2018	Unaudited Jun 2019		Notes	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Jun 2018
1,942.3	1,883.7	1,657.4	Revenue		23,534.9	26,746.4	23,910.0
(1,595.6)	(1,540.0)	(1,455.1)	Cost of sales, before amortisation and depreciation		(20,662.1)	(21,872.8)	(19,642.4)
346.7	343.7	202.3			2,872.8	4,873.6	4,267.6
(251.4)	(248.1)	(206.0)	Amortisation and depreciation		(2,924.7)	(3,519.1)	(3,094.7)
15.5	20.9	20.2	Interest income		287.3	290.8	191.3
(112.4)	(124.4)	(110.7)	Finance expense	2	(1,571.3)	(1,750.5)	(1,384.2)
(10.9)	(11.7)	(11.5)	Share-based payments		(163.0)	(164.7)	(134.7)
57.7	71.0	(37.7)	(Loss)/gain on financial instruments	3	(535.5)	993.9	710.2
17.1	71.2	3.7	Gain on foreign exchange differences		52.6	959.0	210.1
16.1	9.9	18.0	Share of results of equity-accounted investees after tax	9	255.7	145.7	198.5
(30.2)	(23.1)	(52.3)	Net other costs		(743.1)	(333.2)	(372.0)
(22.6)	(20.9)	(21.4)	- Care and maintenance		(304.3)	(298.2)	(278.3)
-	5.0	4.2	- Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable		60.3	66.6	-
(7.6)	(7.2)	(35.1)	- Other		(499.1)	(101.6)	(93.7)
2.6	1.9	(0.3)	(Loss)/gain on disposal of property, plant and equipment		(4.9)	28.4	31.8
(4.8)	(224.9)	(6.6)	Impairments		(93.1)	(2,981.8)	(59.6)
-	-	76.9	Gain on acquisition	7.1	1,092.5	-	-
(7.7)	(3.1)	(44.6)	Restructuring costs		(633.2)	(48.4)	(94.4)
(15.7)	(14.7)	(6.9)	Transaction costs		(97.5)	(209.5)	(193.0)
-	17.4	-	Gain on derecognition of borrowings and derivative financial instrument		-	230.0	-
(0.8)	(0.4)	-	Occupational healthcare expense		-	(5.2)	(10.2)
21.8	(114.4)	(155.5)	(Loss)/profit before royalties and tax		(2,205.4)	(1,491.0)	266.7
(8.4)	(7.7)	(8.3)	Royalties		(117.3)	(108.9)	(103.7)
13.4	(122.1)	(163.8)	(Loss)/profit before tax		(2,322.7)	(1,599.9)	163.0
(6.9)	(75.0)	150.8	Mining and income tax	4	2,141.5	(999.1)	(84.7)
(12.5)	5.3	(46.2)	- Current tax		(656.3)	58.9	(154.2)
5.6	(80.3)	197.0	- Deferred tax		2,797.8	(1,058.0)	69.5

6.5	(197.1)	(13.0)	(Loss)/profit for the period		(181.2)	(2,599.0)	78.3
			(Loss)/profit for the period attributable to:
6.4	(195.4)	(18.9)	- Owners of Sibanye-Stillwater		(265.2)	(2,576.3)	76.7
0.1	(1.7)	5.9	- Non-controlling interests		84.0	(22.7)	1.6
			Earnings per ordinary share (cents)
-	(9)	(1)	Basic earnings per share	5.1	(11)	(114)	3
-	(9)	(1)	Diluted earnings per share	5.2	(11)	(114)	3
2,261,753	2,265,988	2,341,567	Weighted average number of shares ('000)	5.1	2,341,567	2,265,988	2,261,753
2,286,925	2,265,988	2,341,567	Diluted weighted average number of shares ('000)	5.2	2,341,567	2,265,988	2,286,925
			Headline earnings per ordinary share (cents)
-	-	(4)	Headline earnings per share	5.3	(54)	(5)	4
-	-	(4)	Diluted headline earnings per share	5.4	(54)	(5)	4
12.31	14.18	14.20	Average R/US$ rate

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       14

Condensed consolidated statement of other comprehensive income

Figures are in millions unless otherwise stated

US dollar				SA rand
Six months ended				Six months ended
Unaudited Jun 2018	Unaudited Dec 2018	Unaudited Jun 2019		Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Jun 2018
6.5	(197.1)	(13.0)	(Loss)/profit for the period	(181.2)	(2,599.0)	78.3
			Other comprehensive income
(100.2)	(37.6)	0.3	Other comprehensive income, net of tax	(682.2)	454.5	1,309.6
-	-	-	Foreign currency translation adjustments	(674.4)	409.9	1,309.2
-	3.4	(0.5)	Mark to market valuation[1]	(7.8)	44.6	0.4
(100.2)	(41.0)	0.8	Currency translation adjustments[1,2]	-	-	-

(93.7)	(234.7)	(12.7)	Total comprehensive income	(863.4)	(2,144.5)	1,387.9
			Total comprehensive income attributable to:
(93.8)	(232.8)	(17.4)	- Owners of Sibanye-Stillwater	(929.9)	(2,119.4)	1,386.3
0.1	(1.9)	4.7	- Non-controlling interests	66.5	(25.1)	1.6
12.31	14.18	14.20	Average R/US$ rate
[1]	These gains and losses will never be reclassified to profit or loss
[2]	The currency translation adjustments arise on the convenience translation of the SA rand amount to the US dollars

Condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

US dollar					SA rand
Unaudited Jun 2018	Unaudited Dec 2018	Unaudited Jun 2019		Notes	Reviewed Jun 2019	Audited Dec 2018	Reviewed Jun 2018
4,875.1	4,859.2	5,214.0	Non-current assets		73,515.5	69,727.7	66,933.4
3,875.1	3,802.0	4,023.8	Property, plant and equipment		56,735.0	54,558.2	53,204.7
-	-	27.1	Right-of-use asset	8	382.3	-	-
510.7	480.1	489.0	Goodwill		6,894.2	6,889.6	7,012.2
195.5	260.2	272.4	Equity-accounted investments	9	3,840.8	3,733.9	2,683.7
-	10.9	28.3	Other investments		398.6	156.0	-
259.5	278.7	312.2	Environmental rehabilitation obligation funds		4,402.3	3,998.7	3,562.4
21.2	21.9	55.8	Other receivables		786.2	314.4	290.6
13.1	5.4	5.4	Deferred tax assets		76.1	76.9	179.8

1,030.7	1,059.0	1,829.0	Current assets		25,787.8	15,195.3	14,150.6
308.5	369.0	1,004.8	Inventories		14,167.8	5,294.8	4,235.2
459.9	476.2	363.3	Trade and other receivables		5,122.9	6,833.0	6,314.8
2.6	2.5	3.5	Other receivables		49.4	35.2	35.2
14.3	33.7	23.2	Tax receivable		326.6	483.2	195.8
92.5	-	8.6	Non-current assets held for sale	10	120.7	-	1,270.0
152.9	177.6	425.6	Cash and cash equivalents		6,000.4	2,549.1	2,099.6

5,905.8	5,918.2	7,043.0	Total assets		99,303.3	84,923.0	81,084.0

1,858.2	1,723.2	2,146.7	Total equity		30,265.5	24,724.4	25,512.8

3,490.4	3,175.3	3,447.8	Non-current liabilities		48,613.7	45,566.0	47,921.7
2,065.4	1,276.4	1,537.4	Borrowings	11	21,676.8	18,316.5	28,358.0
22.7	28.5	67.4	Derivative financial instrument	11	950.6	408.9	311.1
-	-	20.4	Lease liabilities	12	287.8	-	-
356.8	438.6	578.3	Environmental rehabilitation obligation and other provisions		8,154.4	6,294.2	4,898.7
0.8	0.4	0.4	Post-retirement healthcare obligation		5.2	5.6	11.1
77.5	81.1	76.6	Occupational healthcare obligation		1,080.2	1,164.2	1,063.5
31.0	11.8	12.7	Share-based payment obligations		178.6	168.9	425.0
291.0	176.3	207.0	Other payables	13	2,919.0	2,529.2	3,995.7
-	454.7	432.4	Deferred revenue	14	6,096.9	6,525.3	-
645.2	707.5	515.2	Deferred tax liabilities		7,264.2	10,153.2	8,858.6

557.2	1,019.7	1,448.5	Current Liabilities		20,424.1	14,632.6	7,649.5
24.3	431.2	385.9	Borrowings	11	5,441.3	6,188.2	334.3
-	-	7.4	Lease liabilities	12	104.9	-	-
11.0	7.7	17.8	Occupational healthcare obligation		251.2	109.9	150.6
2.3	4.0	4.2	Share-based payment obligations		59.7	56.8	31.0
497.8	547.5	793.6	Trade and other payables		11,189.3	7,856.3	6,834.4
3.1	21.1	47.5	Other payables	13	669.5	303.3	41.9
-	2.1	152.2	Deferred revenue	14	2,145.8	30.1	-
18.7	6.1	39.9	Tax and royalties payable		562.4	88.0	257.3

5,905.8	5,918.2	7,043.0	Total equity and liabilities		99,303.3	84,923.0	81,084.0
13.73	14.35	14.10	Closing R/US$ rate

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       15

Condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

US dollar						SA rand
		Accum-	Non-				Non-	Accum-
Stated	Other	ulated	controlling	Total		Total	controlling	ulated	Other	Stated
capital	reserves	loss	interests	equity		equity	interests	loss	reserves	capital
3,367.6	510.2	(1,937.8)	1.6	1,941.6	Balance at 31 December 2017 (Audited)	23,998.2	19.8	(13,257.6)	2,569.0	34,667.0
-	(100.2)	6.4	0.1	(93.7)	Total comprehensive income for the period	1,387.9	1.6	76.7	1,309.6	-
-	-	6.4	0.1	6.5	Profit for the period	78.3	1.6	76.7	-	-
-	(100.2)	-	-	(100.2)	Other comprehensive income, net of tax	1,309.6	-	-	1,309.6	-
-	-	-	-	-	Dividends paid	(0.6)	(0.6)	-	-	-
-	10.3	-	-	10.3	Share-based payments	127.3	-	-	127.3	-
3,367.6	420.3	(1,931.4)	1.7	1,858.2	Balance at 30 June 2018 (Reviewed)	25,512.8	20.8	(13,180.9)	4,005.9	34,667.0
-	(37.4)	(195.4)	(1.9)	(234.7)	Total comprehensive income for the period	(2,144.5)	(25.1)	(2,576.3)	456.9	-
-	-	(195.4)	(1.7)	(197.1)	Loss for the period	(2,599.0)	(22.7)	(2,576.3)	-	-
-	(37.4)	-	(0.2)	(37.6)	Other comprehensive income, net of tax	454.5	(2.4)	-	456.9	-
-	-	-	-	-	Dividends paid	-	-	-	-	-
-	11.0	-	-	11.0	Share-based payments	154.4	-	-	154.4	-
-	-	-	69.4	69.4	Acquisition of subsidiary with non-controlling interest	940.3	940.3	-	-	-
-	-	19.3	-	19.3	Transaction with DRDGOLD shareholders	261.4	-	261.4	-	-
3,367.6	393.9	(2,107.5)	69.2	1,723.2	Balance at 31 December 2018 (Audited)	24,724.4	936.0	(15,495.8)	4,617.2	34,667.0
-	1.5	(18.9)	4.7	(12.7)	Total comprehensive income for the period	(863.4)	66.5	(265.2)	(664.7)	-
-	-	(18.9)	5.9	(13.0)	Loss for the period	(181.2)	84.0	(265.2)	-	-
-	1.5	-	(1.2)	0.3	Other comprehensive income, net of tax	(682.2)	(17.5)	-	(664.7)	-
-	-	-	-	-	Dividends paid	(0.3)	(0.3)	-	-	-
-	9.9	-	-	9.9	Share-based payments	140.6	-	-	140.6	-
120.2	-	-	-	120.2	Shares issued for cash[1]	1,688.4	-	-	-	1,688.4
288.1	-	-	-	288.1	Shares issued on Lonmin acquisition[2]	4,306.6	-	-	-	4,306.6
-	-	-	18.0	18.0	Acquisition of subsidiary with non-controlling interest[3]	269.5	269.5	-	-	-
-	-	-	-	-	Transaction with DRDGOLD shareholders	(0.3)	(0.3)		-	-
3,775.9	405.3	(2,126.4)	91.9	2,146.7	Balance at 30 June 2019 (Reviewed)	30,265.5	1,271.4	(15,761.0)	4,093.1	40,662.0

[1]	On 15 April 2019, Sibanye-Stillwater raised net capital of R1.7 billion from a placing of 108,932,356 new ordinary no par value shares to existing and new institutional investors
[2]	On 10 June 2019, 290,394,531 shares were issued to the shareholders of Lonmin Plc (refer to note 7.1)
[3]	Refer note 7

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       16

Condensed consolidated statement of cash flows

Figures are in millions unless otherwise stated

US dollar					SA rand
Six months ended					Six months ended
Unaudited Jun 2018	Unaudited Dec 2018	Unaudited Jun 2019		Notes	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Jun 2018
			Cash flows from operating activities
294.4	362.9	68.2	Cash generated by operations		968.0	5,078.5	3,623.9
-	495.1	123.3	Deferred revenue advance received	14	1,751.3	6,555.4	-
(0.6)	(1.0)	(1.3)	Cash-settled share-based payments paid		(18.8)	(14.2)	(7.5)
(39.7)	(41.1)	(31.6)	Change in working capital		(449.0)	(581.6)	(488.4)
254.1	815.9	158.6			2,251.5	11,038.1	3,128.0
7.1	7.6	4.3	Interest received		60.6	107.1	87.6
(68.0)	(54.4)	(55.4)	Interest paid		(787.1)	(783.3)	(837.5)
(5.9)	(11.8)	(4.3)	Royalties paid		(61.6)	(161.3)	(73.1)
2.4	(25.6)	(9.6)	Tax (paid)/refund received		(135.9)	(337.2)	29.4
-	-	-	Dividends paid		(0.3)	-	(0.6)
189.7	731.7	93.6	Net cash from operating activities		1,327.2	9,863.4	2,333.8

			Cash flows from investing activities
(249.1)	(285.7)	(181.9)	Additions to property, plant and equipment		(2,583.2)	(4,014.8)	(3,065.9)
3.3	2.9	1.1	Proceeds on disposal of property, plant and equipment		15.0	41.5	40.4
-	-	(5.3)	Acquisition of subsidiaries	7	(74.7)	-	-
-	21.7	214.0	Cash acquired on acquisition of subsidiaries	7	3,038.2	282.8	-
-	9.5	4.7	Dividends received	9	66.5	125.2	-
(0.1)	(7.1)	3.3	Contributions to funds and payment of environmental rehabilitation obligation		47.5	(93.6)	(1.7)
-	(2.9)	(20.0)	Payment of Deferred Payment (related to the Rustenburg operations acquisition)		(283.4)	(38.6)	-
-	19.3	-	Proceeds on loss of control of subsidiaries		-	256.1	-
-	7.8	-	Preference shares redeemed		-	102.8	-
(0.2)	-	-	Loan advanced to equity-accounted investee		-	(0.8)	(2.3)
-	0.1	-	Proceeds on disposal of marketable securities investments		-	1.2	-
-	(103.9)	-	Payments to dissenting shareholders		-	(1,375.8)	-
(246.1)	(338.3)	15.9	Net cash from/(used in) investing activities		225.9	(4,714.0)	(3,029.5)

			Cash flows from financing activities
650.1	643.7	1,117.0	Loans raised	11	15,861.8	9,127.4	8,002.8
(601.3)	(1,002.3)	(1,086.0)	Loans repaid	11	(15,421.9)	(13,829.6)	(7,401.9)
-	-	(3.6)	Lease payments	12	(50.9)	-	-
-	-	118.9	Proceeds from share issue		1,688.4	-	-
48.8	(358.6)	146.3	Net cash from/(used in) financing activities		2,077.4	(4,702.2)	600.9

(7.7)	34.8	255.8	Net increase/(decrease) in cash and cash equivalents		3,630.5	447.2	(94.8)
(6.3)	(10.1)	(7.8)	Effect of exchange rate fluctuations on cash held		(179.2)	2.3	132.0
166.9	152.9	177.6	Cash and cash equivalents at beginning of the period		2,549.1	2,099.6	2,062.4
152.9	177.6	425.6	Cash and cash equivalents at end of the period		6,000.4	2,549.1	2,099.6
12.31	14.18	14.20	Average R/US$ rate
13.73	14.35	14.10	Closing R/US$ rate

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       17

Notes to the condensed consolidated interim financial statements

1.Basis of accounting and preparation

The condensed consolidated interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa. The accounting policies applied in the preparation of these interim financial statements are in terms of International Financial Reporting Standards (IFRS) and are consistent with those applied in the previous consolidated annual financial statements, except for the adoption of IFRS 16 Leases, as set out below.

The condensed consolidated income statement, and statements of other comprehensive income and cash flows for the six months ended 31 December 2018 were not reviewed by the Company’s auditor and were prepared by subtracting the reviewed condensed consolidated financial statements for the period ended 30 June 2018 from the audited comprehensive consolidated financial statements for the year ended 31 December 2018.

The translation of the primary statements into US dollar is based on the average exchange rate for the period for the condensed consolidated income statement and statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the statement of financial position. Exchange differences on translation are accounted for in the statement of other comprehensive income. This information is provided as supplementary information only.

The condensed consolidated financial statements for the six months ended 30 June 2019 have been prepared by Sibanye-Stillwater’s Group financial reporting team headed by Jacques Le Roux. This process was supervised by the Group’s Chief Financial Officer, Charl Keyter and approved by the Sibanye-Stillwater board of directors.

1.1Standards, interpretations and amendments to published standards effective on 1 January 2019 issued, effective and adopted by the Group

IFRS 16 Leases was adopted with effect from 1 January 2019. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model. IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. Under the new standard, all lease contracts, with limited exceptions, are recognised in the financial statements by way of right-of-use assets and corresponding lease liabilities. As a practical expedient, Sibanye-Stillwater applied the modified retrospective transition method, and consequently comparative information is not restated. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value (low-value assets).

Under the modified retrospective transition approach, lease payments were discounted at 1 January 2019 using an incremental borrowing rate representing the rate of interest that the entity within the Sibanye-Stillwater Group which entered into the lease would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The average rate applied is 4.05% for the US operations and 9.22% for the SA operations.

Lease liabilities were measured at the present value of the remaining lease payments, discounted using entity-specific incremental borrowing rates. After initial recognition, the lease liabilities are measured at amortised cost using the effective interest method. The impact of adopting of the new accounting standard on the statement of financial position on 1 January 2019 was as follows:

•	increase in right-of-use assets by R302.0 million
•	increase in lease liabilities by R302.0 million
•	no impact on accumulated loss

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date, any initial direct costs and restoration costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       18

2.Finance expense

Figures in million - SA rand		Six months ended
	Notes	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Jun 2018
Interest charge on:
Borrowings - interest		(676.5)	(771.6)	(800.9)
- US$600 million revolving credit facility (RCF)		(23.1)	(21.1)	(4.9)
- R6.0 billion RCF, R4.5 billion Facilities, and other borrowings (Rand Facilities)		(267.8)	(287.4)	(280.6)
- 2022 and 2025 Notes		(333.8)	(408.9)	(427.7)
- US$ Convertible Bond		(51.8)	(54.2)	(51.7)
- US$350 million RCF		-	-	(36.0)
Borrowings - unwinding of amortised cost	11	(183.3)	(356.8)	(181.5)
- 2022 and 2025 Notes		(23.0)	(169.2)	(27.5)
- US$ Convertible Bond		(95.5)	(96.3)	(89.5)
- Burnstone Debt		(62.6)	(88.4)	(64.5)
- Other		(2.2)	(2.9)	-
Lease liabilities	12	(14.1)	-	-
Environmental rehabilitation obligation		(256.1)	(209.3)	(189.5)
Occupational healthcare obligation		(57.3)	(54.8)	(50.6)
Deferred Payment (related to the Rustenburg operations acquisition)		(89.5)	(100.2)	(100.2)
Dissenting shareholders		(10.5)	(25.2)	(42.9)
Deferred revenue (related to the Streaming Transaction)[1]	14	(149.4)	(160.3)	-
Other		(134.6)	(72.3)	(18.6)
Total finance expense		(1,571.3)	(1,750.5)	(1,384.2)

1For the six months ended 30 June 2019, finance expense includes R149.4 million non-cash interest relating to the gold and palladium streaming arrangement with Wheaton Precious Metals International (Wheaton International). Although there is no cash financing cost related to this arrangement, IFRS 15 requires Sibanye-Stillwater to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related metal credit deliveries. A discount rate of 5.4% was used in determining the finance expense to be recognised as part of the steaming transaction

3.(Loss)/gain on financial instruments

Figures in million - SA rand		Six months ended
	Note	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Jun 2018
Fair value loss on rand gold forward sale contracts[1]		(2.8)	(89.4)	(91.2)
Fair value (loss)/gain on derivative financial instrument	11	(552.7)	(132.0)	810.1
Fair value adjustment of share-based payment obligations		(10.0)	271.5	(21.6)
Fair value (loss)/gain on foreign currency hedge		-	(6.3)	31.6
Gain on the revised cash flow of the Burnstone Debt		-	804.6	-
Gain on the revised cash flow of the Deferred Payment		-	150.6	-
Other		30.0	(5.1)	(18.7)
Total (loss)/gain on financial instruments		(535.5)	993.9	710.2

1At the end of 2017 and during 2018, Sibanye-Stillwater began a hedging programme for Sibanye Gold Limited and Rand Uranium Proprietary Limited by entering into commodity hedging contracts. The contracts comprise gold zero cost collars which establish a minimum (floor) and maximum (cap) gold sales price. At 30 June 2019, the net rand gold forward sale contracts financial liability was R164.0 million, realised loss was R77.8 million and unrealised gain was R153.3 million. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss

On 11 April 2019, Sibanye-Stillwater concluded a forward gold sale arrangement where the Group received a cash prepayment of US$125 million (approximately R1.75 billion) in exchange for the future delivery of 105,906 ounces (3,294 kilograms) of gold in four equal parts on 1 October 2019, 15 October 2019, 31 October 2019 and 15 November 2019, subject to a floor price of US$1,200/oz and a cap price of US$1,323/oz (gold prepayment). At 30 June 2019, the forward gold sale contracts financial liability (and unrealised loss) was R78.3 million (US$5.5 million)

4. Mining and income tax

Figures in million - SA rand	Six months ended
	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Jun 2018
Tax on loss/(profit) before tax at maximum South African statutory company tax rate	650.4	447.9	(45.6)
South African gold mining tax formula rate adjustment	(261.4)	(97.2)	44.2
US statutory tax rate adjustment	67.0	33.9	(14.5)
Non-deductible finance expense	(25.7)	(118.2)	-
Non-deductible share-based payments	(39.4)	(43.3)	(35.6)
(Non-deductible loss)/non-taxable gain on fair value of financial instruments	(27.9)	171.0	(34.1)
(Non-deductible loss)/non-taxable gain on foreign exchange differences	(1.2)	244.1	6.2
Non-taxable share of results of equity-accounted investees	71.6	40.8	55.6
Non-deductible impairments	(24.2)	(122.7)	(0.5)
Non-taxable gain on acquisition	305.9	-	-
Non-deductible transaction costs	(26.9)	(110.0)	-
Tax adjustment in respect of prior periods	-	(46.6)	98.0
Net other non-taxable income and non-deductible expenditure	71.7	65.9	(2.1)
Change in estimated deferred tax rate	1,544.0	(1,295.2)	-
Deferred tax assets not recognised	(162.4)	(169.5)	(156.3)
Mining and income tax	2,141.5	(999.1)	(84.7)

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       19

5.Earnings per share

5.1 Basic earnings per share

	Six months ended
	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Jun 2018
Ordinary shares in issue (’000)	2,670,029	2,266,261	2,265,478
Bonus element of the capitalisation issue (’000)	-	-	402
Adjustment for weighting of ordinary shares in issue (’000)	(328,462)	(273)	(4,127)
Adjusted weighted average number of shares (’000)	2,341,567	2,265,988	2,261,753
(Loss)/profit attributable to owners of Sibanye-Stillwater (SA rand million)	(265.2)	(2,576.3)	76.7
Basic earnings per share (EPS) (cents)	(11)	(114)	3

5.2 Diluted earnings per share

	Six months ended
	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Jun 2018
Weighted average number of shares
Adjusted weighted average number of shares (’000)	2,341,567	2,265,988	2,261,753
Potential ordinary shares (’000)	-	-	25,172
Diluted weighted average number of shares (’000)	2,341,567	2,265,988	2,286,925
Diluted basic EPS (cents)	(11)	(114)	3

5.3 Headline earnings per share

Figures in million - SA rand	Six months ended
	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Jun 2018
(Loss)/profit attributable to owners of Sibanye-Stillwater	(265.2)	(2,576.3)	76.7
Loss/(gain) on disposal of property, plant and equipment	4.9	(28.4)	(31.8)
Impairments	93.1	2,981.8	59.6
Gain on acquisition	(1,092.5)	-	-
Taxation effect of re-measurement items	(3.2)	(494.7)	(3.5)
Re-measurement items, net of tax attributable to non-controlling interests	(0.2)	-	-
Headline earnings	(1,263.1)	(117.6)	101.0
Headline EPS (cents)	(54)	(5)	4

5.4Diluted headline earnings per share

	Six months ended
	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Jun 2018
Diluted headline EPS (cents)	(54)	(5)	4

6.Dividends

Dividend policy

Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, therefore, considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate. Due to normalised earnings being negative, the Board has not declared a dividend for the period.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       20

Figures in million - SA rand	Six months ended
	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Jun 2018
(Loss)/profit attributable to the owners of Sibanye-Stillwater	(265.2)	(2,576.3)	76.7
Adjusted for:
Loss/(gain) on financial instruments	535.5	(993.9)	(710.2)
Gain on foreign exchange differences	(52.6)	(959.0)	(210.1)
Loss/(gain) on disposal of property, plant and equipment	4.9	(28.4)	(31.8)
Impairments	93.1	2,981.8	59.6
Gain on acquisition	(1,092.5)	-	-
Restructuring costs[1]	633.2	48.4	94.4
Transaction costs	97.5	209.5	193.0
Gain on derecognition of borrowings	-	(230.0)	-
Occupational healthcare expense	-	5.2	10.2
Other	30.1	5.4	13.3
Tax effect of the items adjusted above	(295.3)	(527.9)	182.2
Change in estimated deferred tax rate	(1,544.0)	1,295.2	-
Share of results of equity-accounted investees after tax	(255.7)	(145.7)	(198.5)
Normalised earnings[2]	(2,111.0)	(915.7)	(521.2)

1  Restructuring costs of R633.2 million include R246.8 million voluntary separation agreements at the Marikana operations and R386.4 million at the SA gold operations due to the notice that was given (on 14 February 2019) to relevant stakeholders in terms of Section 189A of the Labour Relations Act, 66 of 1995.

2Normalised earnings is a pro forma performance measure and is not a measure of performance under IFRS, may not be comparable to similarly titled measures of other companies, and should not be considered in isolation or as alternatives to profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS

7.Acquisitions

7.1Lonmin acquisition

On 14 December 2017, Sibanye-Stillwater announced that it had reached agreement with Lonmin Plc (Lonmin) on the terms of a recommended all-share offer to acquire the entire issued and to be issued ordinary share capital of Lonmin (the Lonmin Acquisition). The Lonmin Acquisition was effected by means of a scheme of arrangement between Lonmin and the Lonmin shareholders under Part 26 of the UK Companies Act. Under the initial terms of the Lonmin Acquisition, each Lonmin shareholder was entitled to receive: 0.967 new Sibanye-Stillwater shares for each Lonmin share (Initial offer).

On 25 April 2019, the boards of Sibanye-Stillwater and Lonmin reached agreement on the terms of an increased recommended all-share offer pursuant to which Sibanye-Stillwater, and/or a wholly owned subsidiary of Sibanye-Stillwater, will acquire the entire issued and to be issued ordinary share capital of Lonmin (the Increased Offer). Under the terms of the Increased Offer, Lonmin shareholders will be entitled to receive one new Sibanye-Stillwater share for each Lonmin share.

On 15 May 2018, Sibanye-Stillwater received South African Reserve Bank approval for the proposed acquisition of Lonmin and on 28 June 2018, the proposed Lonmin transaction was unconditionally cleared by the UK Competition and Markets Authority. On 21 November 2018, Sibanye-Stillwater announced that the Competition Tribunal had approved the proposed acquisition of Lonmin, subject to specific conditions. In addition to the conditions agreed between Sibanye-Stillwater and the Competition Commission, a further condition had been imposed by the Competition Tribunal, namely a moratorium on retrenchments at the Lonmin operations for a period of six months from the implementation date.

The Lonmin Transaction (or scheme) was approved by the UK Court and on 7 June 2019 (effective date) all the conditions precedent to the Lonmin Transaction were fulfilled. Sibanye-Stillwater obtained control of Lonmin on this date. The effective date of the implementation of the Lonmin Transaction was 10 June 2019, when Lonmin's listing on the Financial Conduct Authority's Official List and the trading of Lonmin shares on the London Stock Exchange's Main Market for listed securities was suspended, and 290,394,531 new Sibanye-Stillwater shares were listed on the Johannesburg Stock Exchange.

Lonmin has a 30 September year end and is consolidated from the effective date. For the month ended 30 June 2019, the Marikana operations contributed revenue of R1,369 million and a net loss of R153 million to the Group’s results before Sibanye-Stillwater Group adjustments.

The purchase price allocation (PPA) has been prepared on a provisional basis in accordance with IFRS 3 Business combinations.  If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Consideration

The fair value of the consideration is as follows:

Figures in million - SA rand
Reviewed Jun 2019
Equity instruments (290,394,531 ordinary shares)	4,306.6
Total consideration	4,306.6

Acquisition related costs

The Group incurred acquisition related costs of R213.5 million on advisory and legal fees. These costs are recognised as transaction costs in profit or loss during the period in which incurred.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       21

Identified assets acquired and liabilities assumed

The following table summarises the recognised fair value of assets acquired and liabilities assumed at the acquisition date:

Figures in million - SA rand
	Notes	Reviewed Jun 2019
Property, plant and equipment		3,527.1
Right-of-use assets	8	133.3
Other investments		269.0
Environmental rehabilitation obligation funds		299.2
Other non-current assets		517.3
Inventories		5,177.3
Trade and other receivables		946.6
Other current assets		15.0
Cash and cash equivalents		3,035.0
Lease liabilities	12	(133.3)
Environmental rehabilitation obligation and other provisions		(1,826.3)
Other non-current liabilities		(933.0)
Borrowings	11	(2,605.7)
Trade and other payables		(2,662.5)
Other current liabilities		(90.4)
Total fair value of identifiable net assets acquired[1]		5,668.6

1The fair value of assets and liabilities excluding property, plant and equipment, inventories and borrowings approximate the carrying value

The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate of 13.5% for the Marikana operations, an average platinum price of US$1,025/oz and an average palladium price of US$1,170/oz

The fair value of inventories was based on the estimated selling price less costs to complete and costs to sell

The fair value of borrowings was based on the settlement price.  The Group restructured the Lonmin group entities funding arrangements to optimise financing costs. The Lonmin Pangaea Investments Management Limited (PIM) prepayment arrangement of US$174.3 million was fully settled by cash on hand and available within the Lonmin group on 5 July 2019

Gain on acquisition

A gain on acquisition has been recognised as follows:

Figures in million - SA rand
Reviewed Jun 2019
Consideration	4,306.6
Fair value of identifiable net assets acquired	(5,668.6)
Non-controlling interest, based on the proportionate interest in the recognised amounts of assets and liabilities[1]	269.5
Gain on acquisition	(1,092.5)

1The amount recognised as non-controlling interest represents the non-controlling interest holders’ effective proportionate share of 4.75% of the fair value of the identifiable net assets acquired.

The excess of the fair value of the net assets acquired over the consideration is recognised immediately in profit or loss as a gain on acquisition. The gain on acquisition is attributable to the transaction being attractively priced.

7.2 SFA (Oxford) acquisition

On 21 June 2018, Sibanye-Stillwater announced it had agreed to acquire SFA (Oxford) Limited (SFA Oxford)), an established analytical consulting company that is a globally recognised authority on PGMs and has for several years provided in-depth market intelligence on battery materials and precious metals for industrial, automotive, and smart city technologies.

The purchase consideration comprises an upfront payment of GBP4 million (R74.7 million) at the closing of the transaction and a deferred payment (contingent consideration), subject to a maximum payment of GBP6 million.

The acquisition was subject to the fulfilment of various conditions precedent which were completed on 4 March 2019. Sibanye-Stillwater obtained control (100%) on this date.

The PPA has been prepared on a provisional basis in accordance with IFRS 3. If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Figures in million - SA rand
Reviewed Jun 2019
Consideration	127.1
Fair value of identifiable net assets acquired	(4.4)
Goodwill	122.7

The goodwill is attributable to the talent and skills of SFA (Oxford)’s workforce.

The goodwill has been provisionally allocated to the US and SA PGM cash generating units. None of the goodwill recognised is expected to be deducted for tax purposes.

8.Right-of-use asset

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       22

There were no onerous lease contracts that would require an adjustment to the right-of-use assets at the date of initial application.

Figures in million - SA rand	Six months ended
Reviewed Jun 2019
Impact of adopting IFRS 16 on 1 January 2019	302.0
Right-of-use asset acquired on acquisition of subsidiaries	133.3
Amortisation	(47.2)
Transfers and other movements	(5.7)
Foreign currency translation	(0.1)
Carrying value at end of the period	382.3

9.Equity-accounted investments

Figures in million - SA rand	Six months ended
	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Jun 2018
Balance at beginning of the period	3,733.9	2,683.7	2,244.1
Share of results of equity-accounted investee after tax	255.7	145.7	198.5
- Mimosa Investments Limited (Mimosa)	108.0	74.8	135.7
- Rand Refinery Proprietary Limited (Rand Refinery)	148.3	77.2	66.5
- Other	(0.6)	(6.3)	(3.7)
Dividend received from Mimosa	(66.5)	(87.0)	-
Preference shares redeemed	-	(102.8)	-
Net loan advanced to equity-accounted investee	-	0.8	0.6
Impairment of investment in Living Gold Proprietary Limited (Living Gold)	(12.3)	-	-
Impairment of loan to Living Gold	(14.3)	-	-
Equity-accounted investment retained on loss of control of subsidiary	-	956.0	-
Foreign currency translation	(55.7)	137.5	240.5
Balance at end of the period	3,840.8	3,733.9	2,683.7
Equity accounted investments consist of:
- Mimosa	2,492.3	2,492.4	2,389.2
- Rand Refinery	387.6	239.3	264.9
- Peregrine Metals Ltd	960.9	978.0	-
- Other equity-accounted investments	-	24.2	29.6
Equity-accounted investments	3,840.8	3,733.9	2,683.7

10.Non-current assets held for sale

On 26 June 2019, Sibanye-Stillwater announced that it had entered into an acquisition agreement (the Agreement) with Generation Mining Limited (Gen Mining) to further the development of the PGM-copper Marathon project, situated in northern Ontario, Canada, adjacent to Lake Superior (Marathon or the Marathon project). The Marathon project was acquired by Sibanye-Stillwater as part of the Stillwater acquisition in May 2017.

Under the terms of the Agreement, on closing, Sibanye-Stillwater will receive an upfront cash payment of CA$3.0 million and 11,053,795 shares in Gen Mining (an equity interest of approximately 12.9% at CA$0.2714 per share). Gen Mining will acquire a 51% interest in the Marathon project and form an unincorporated joint venture with Stillwater Canada Inc.

The Agreement was subject to customary conditions for a transaction of this nature and closed on 10 July 2019.

Figures in million - SA rand
	Reviewed Jun 2019	Audited Dec 2018	Reviewed Jun 2018
Property, plant and equipment	120.7	-	1,270.0
Non-current assets held for sale	120.7	-	1,270.0

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       23

11.Borrowings

Figures in million - SA rand		Six months ended
	Notes	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Jun 2018
Balance at beginning of the period		24,504.7	28,692.3	25,649.5
Borrowings on acquisition of subsidiaries	7.1	2,605.7	-	-
Loans raised		15,861.8	9,127.4	8,002.8
- US$600 million RCF		8,491.1	3,478.2	1,913.4
- R6.0 billion RCF		520.0	-	360.0
- US$350 million RCF		-	-	580.0
- Other borrowings (including DRDGOLD facility)		6,850.7	5,649.2	5,149.4
Loans repaid		(15,421.9)	(13,829.6)	(7,401.9)
- US$600 million RCF		(4,671.6)	(2,459.5)	(285.2)
- R6.0 billion RCF		(3,370.0)	-	-
- US$350 million RCF		-	-	(1,779.6)
- 2022 and 2025 Notes		-	(5,107.4)	-
- US$ Convertible Bond		-	(745.2)	-
- Other borrowings (including DRDGOLD facility)		(7,380.3)	(5,517.5)	(5,337.1)
Unwinding of loans recognised at amortised cost	2	183.3	356.8	181.5
Accrued interest (related to 2022 and 2025 Notes, and US$ Convertible Bond)		416.7	463.1	479.4
Accrued interest paid		(396.5)	(391.2)	(516.0)
Gain on derecognition of borrowings		-	(179.7)	-
Gain on the revised cash flow of the Burnstone Debt		-	(804.6)	-
(Gain)/loss on foreign exchange differences and foreign currency translation		(635.7)	1,070.2	2,297.0
Balance at end of the period		27,118.1	24,504.7	28,692.3

Borrowings consist of:

Figures in million - SA rand
	Reviewed Jun 2019	Audited Dec 2018	Reviewed Jun 2018
US$600 million RCF	6,316.8	2,726.5	1,757.5
R6.0 billion RCF	3,046.4	5,896.4	5,896.4
2022 and 2025 Notes	9,658.8	9,808.7	14,022.2
US$ Convertible Bond	4,513.7	4,496.6	4,939.7
Burnstone Debt	1,187.5	1,145.1	1,780.0
Other borrowings	2,394.9	431.4	296.5
- Uncommitted (short-term) facilities	0.2	252.3	291.0
- Lonmin facility	2,389.0	-	-
- DRDGOLD facility	-	173.3	-
- Franco Nevada liability	2.0	2.0	1.9
- Stillwater Convertible Debentures	3.7	3.8	3.6

Borrowings	27,118.1	24,504.7	28,692.3
Current portion of borrowings	(5,441.3)	(6,188.2)	(334.3)
Non-current borrowings	21,676.8	18,316.5	28,358.0

Derivative financial instrument (US$ Convertible Bond)

Figures in million - SA rand		Six months ended
	Note	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Jun 2018
Balance at the beginning of the period		408.9	311.1	1,093.5
Loss/(gain) on financial instruments	3	552.7	132.0	(810.1)
Gain on derecognition of derivative financial instrument		-	(50.3)	-
(Gain)/loss on foreign exchange differences		(11.0)	16.1	27.7
Balance at end of the period		950.6	408.9	311.1

11.1 Capital management

Debt maturity

The following are contractually due, undiscounted cash flows resulting from maturities of financial liabilities, excluding interest payments:

Figures in million - SA rand
	Total	Within one year	Between one and four years	Five years and later
30 June 2019 (Reviewed)
US$600 million RCF	6,316.8	-	6,316.8	-
R6.0 billion RCF	3,046.4	3,046.4	-	-
2022 and 2025 Notes	9,878.5	-	4,987.2	4,891.3
US$ Convertible Bond	5,414.4	-	-	5,414.4
Burnstone Debt	2,508.4	-	104.6	2,403.8
Other borrowings	2,394.9	2,394.9	-	-

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       24

Net debt to adjusted EBITDA

Figures in million - SA rand
	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Jun 2018
Borrowings[1]	26,881.2	23,768.5	27,223.4
Cash and cash equivalents[2]	5,970.1	2,499.4	2,066.7
Net debt[3]	20,911.1	21,269.1	25,156.7
Adjusted EBITDA[4] (12 months)	6,492.3	8,369.4	9,851.0
Net debt to adjusted EBITDA (ratio)[5]	3.2	2.5	2.6
[1]	Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument
[2]	Cash and cash equivalents exclude cash of Burnstone
[3]

Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt and include the derivative financial instrument. Net debt excludes cash of Burnstone

[4]

The adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) calculation included is based on the definitions included in the facility agreements for compliance with the debt covenant formula, except for impact of new accounting standards and acquisitions, where the facility agreements allow the results from the acquired operations to be annualised. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity

[5]	Net debt to adjusted EBITDA ratio is defined as net debt as of the end of a reporting period divided by EBITDA of the 12 months ended on the same reporting date

Reconciliation of (loss)/profit before royalties and tax to adjusted EBITDA

Figures in million - SA rand	Six months ended
	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Jun 2018
(Loss)/profit before royalties and tax	(2,205.4)	(1,491.0)	266.7
Adjusted for:
Amortisation and depreciation	2,924.7	3,519.1	3,094.7
Interest income	(287.3)	(290.8)	(191.3)
Finance expense	1,571.3	1,750.5	1,384.2
Share-based payments	163.0	164.7	134.7
Loss/(gain) on financial instruments	535.5	(993.9)	(710.2)
Gain on foreign exchange differences	(52.6)	(959.0)	(210.1)
Share of results of equity-accounted investees after tax	(255.7)	(145.7)	(198.5)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	(60.3)	(66.6)	-
Loss/(gain) on disposal of property, plant and equipment	4.9	(28.4)	(31.8)
Impairments	93.1	2,981.8	59.6
Gain on acquisition	(1,092.5)	-	-
Restructuring costs	633.2	48.4	94.4
Transaction costs	97.5	209.5	193.0
Impact of IFRS 16	(50.9)	-	-
Gain on derecognition of borrowings and derivative financial instrument	-	(230.0)	-
Occupational healthcare expense	-	5.2	10.2
Adjusted EBITDA	2,018.5	4,473.8	3,895.6

12.Lease liabilities

Figures in million - SA rand	Six months ended
	Note	Reviewed Jun 2019
Impact of adopting IFRS 16 on 1 January 2019		302.0
Lease liabilities on acquisition of subsidiaries		133.3
Repayment of lease liabilities		(50.9)
Interest charge	2	14.1
Transfers and other movements		(5.7)
Foreign currency translation		(0.1)
Balance at end of the period		392.7
Current portion of lease liabilities		(104.9)
Non-current lease liabilities		287.8

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       25

13.Other payables

Figures in million - SA rand
	Reviewed Jun 2019	Audited Dec 2018	Reviewed Jun 2018
Deferred Payment (related to Rustenburg operations acquisition)	2,011.8	2,205.9	2,294.8
Contingent consideration related to the SFA (Oxford) acquisition	50.0	-	-
Right of recovery payable	87.1	83.2	72.5
Dissenting shareholders[1]	292.5	287.1	1,450.6
Other payables[2]	1,147.1	256.3	219.7
Other payables	3,588.5	2,832.5	4,037.6
Current portion of other payables	(669.5)	(303.3)	(41.9)
Non-current other payables	2,919.0	2,529.2	3,995.7
[1]

Following the closing of the acquisition of Stillwater Mining Company on 4 May 2017, three petitions for appraisal of stock were filed in the Chancery Court for the State of Delaware. The first action, captioned Blue Mountain Credit Alternatives Master Fund L.P. et al. vs. Stillwater Mining Company, Case No. 2017-0385-JTL, was filed 19 May 2017, on behalf of holders of a purported 4,219,523 shares of common stock of the Company. The second action, captioned Brigade Leveraged Capital Structures Fund Ltd. et al. vs. Stillwater Mining Company, Case No. 2017-0389-JTL, was filed 22 May 2017, on behalf of holders of a purported 1,200,000 shares of common stock of the Company. The third action, captioned Hillary Shane Revocable Trust, et al. vs. Stillwater Mining Company, Case No. 2017-0400-JTL, was filed 26 May 2017, on behalf of holders of a purported 384,000 shares of common stock of the Company (the Shane Petitioners). On 29 August 2017, the three actions were consolidated into a single action, captioned In re Appraisal of Stillwater Mining Company, C.A. No. 2017-0385-JTL

On 28 March 2018, Stillwater Mining Company entered into a settlement agreement with the Shane Petitioners, providing for a total settlement payment of US$7.0 million. Following settlement of the Shane Petitioners’ claims, the total number of shares of Stillwater Mining Company’s common stock subject to appraisal is approximately 5,419,523. The appraisal action seeks a determination of the fair value of the shares of the common stock of Stillwater Mining Company under Section 262 of the General Corporation Law of the State of Delaware (DGCL). Petitioners seek a judgment awarding them, among other things, the fair value of their shares plus interest. A trial was held in December 2018. The parties completed post-trial briefing on 18 April 2019, and the court held oral argument on 1 May 2019. Accordingly, for accounting purposes only, we have used the merger price of US$18.00 per share in estimating our liability relating to the shares for which appraisal has been demanded, however, fair value may ultimately be determined by the court to be equal to, or different from, the merger price

On 21 August 2019, the Court of Chancery of the State of Delaware in the United States of America ruled in favour of the Company in the appraisal action brought by the dissenting shareholders of the Stillwater Mining Company (refer to note 17.2)

[2]	Other payables include R888.9 million from Lonmin relating to the finance metal streaming arrangement and Pandora acquisition contingent consideration

14.Deferred revenue

In July 2018, Sibanye-Stillwater entered into a gold and palladium supply arrangement in exchange for an upfront advance payment of US$500 million. The arrangement has been accounted for as a contract in the scope of IFRS 15 whereby the advance payment has been recorded as deferred revenue. The revenue from the advance payment is being recognised as the gold and palladium is allocated to the appropriate Wheaton International account. An interest cost, representing the significant financing component of the upfront deposit on the deferred revenue balance, is also being recognised as part of finance costs. This finance cost increases the deferred revenue balance, ultimately resulting in revenue when the deferred revenue is recognised over the life of mine.

On 11 April 2019, Sibanye-Stillwater concluded a forward gold sale arrangement where the Group received a cash prepayment of US$125 million (approximately R1.75 billion) in exchange for the future delivery of 105,906 ounces (3,294 kilograms) of gold in 4 equal parts on 1 October 2019, 15 October 2019, 31 October 2019 and 15 November 2019, subject to a floor price of US$1,200/oz and a cap price of US$1,323/oz (gold prepayment). The revenue from the prepayment will be recognised in four equal parts of R437.8 million when the gold is delivered. The prepayment represents a payment of the floor price of US$1,200/oz. If the spot price on delivery of the gold ounces exceeds US$1,200/oz, capped to US$1,323/oz, Sibanye-Stillwater will receive the difference between the spot price and US$1,200/oz, which also will be recognised in revenue when the gold is delivered. At 30 June 2019, the forward gold sale contracts financial liability was US$5.5 million (R78.3 million).

The following table summarises the changes in deferred revenue:

Figures in million - SA rand		Six months ended
	Note	Reviewed Jun 2019	Unaudited Dec 2018	Reviewed Jun 2018
Balance at the beginning of the year		6,555.4	-	-
Deferred revenue recognised during the period		(213.4)	(160.3)	-
Interest charge	2	149.4	160.3	-
Deferred revenue advance received		1,751.3	6,555.4	-
Balance at end of the period		8,242.7	6,555.4	-
Current portion of deferred revenue		(2,145.8)	(30.1)	-
Non-current portion of deferred revenue		6,096.9	6,525.3	-

15.Fair value of financial assets and financial liabilities, and risk management

15.1 Measurement of fair value

The fair value of financial instruments is estimated based on ruling market prices, volatilities and interest rates at 30 June 2019. The following table sets out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand
	Reviewed Jun 2019			Audited Dec 2018			Reviewed Jun 2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2
Financial assets measured at fair value
- Environmental rehabilitation obligation funds	3,548.1	854.2	-	3,634.0	364.7	-	3,187.6	374.8
- Trade receivables - PGM sales	3,217.8	-	-	5,310.1	-	-	4,688.4	-
- Rand gold forward sale contracts	-	-	-	-	-	-	-	4.1
- Other investments	72.3	-	326.3	81.5	-	74.5	-	-
Financial liabilities measured at fair value
- Derivative financial instrument[1]	-	950.6	-	-	408.8	-	-	311.1
- Rand gold forward sale contracts	-	164.0	-	-	240.8	-	-	134.8

1The derivative financial instrument is recognised at fair value and valued using option pricing methodologies based on observable quoted inputs

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       26

15.2 Risk management activities

Liquidity risk: working capital and going concern assessment

For the six months ended 30 June 2019, the Group realised a loss of R181.2 million (30 June 2018: profit of R78.3 million). As of 30 June 2019, the Group’s current assets exceeded its current liabilities by R5,363.7 million (31 December 2018: R562.7 million) and the Group’s total assets exceeded its total liabilities by R30,265.4 million (31 December 2018: R24,724.4 million). For the six months ended 30 June 2019, the Group generated cash from operating activities of R1,327.2 million (30 June 2018: R2,333.8 million).

Gold and PGMs are sold in US dollars with the majority of the South African operating costs incurred in rand, the Group’s results and financial condition may be impacted if there is a material change in the rand/US dollar exchange rate. Due to the nature of deep level mining, industrial accidents and mining accidents may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities. Further, Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrests and union activity. These factors may have an impact on cash generated or utilised by the Group, as well as adjusted EBITDA and financial covenants.

As at 30 June 2019 the Group had committed undrawn debt facilities of R5,097 million (31 December 2018: R5,987 million) and cash balances of R6,000.4 million (31 December 2018: R2,549.1 million). In order to maintain adequate liquidity, the refinancing of the R6,000 million RCF, maturing on 15 November 2019, has been initiated and is expected to be successfully completed during September 2019. All other debt financing facilities mature after April 2022.

Sibanye-Stillwater’s leverage ratio (net debt to adjusted EBITDA) as at 30 June 2019 was 3.2:1 and its interest coverage ratio (adjusted EBITDA to net finance charges) was 4.7:1 (31 December 2018: 2.5:1 and 4.9:1). This is within the maximum permitted leverage ratio of at most 3.5:1 through to 31 December 2019, and 2.5:1 thereafter; and minimum required interest coverage ratio of 4.0:1, calculated on a quarterly basis, required under the US$600 million RCF and the R6.0 billion RCF (together RCFs). Whilst not ultimately utilised the RCF lenders approved additional temporary covenant uplifts for the periods ending 31 March 2019 and 30 June 2019, in order to ensure the Group retained adequate covenant headroom whilst navigating the accumulated impacts of the abnormal events detailed below.

With effect from 1 January 2019, in line with our mine-to-market strategy for the PGM operations, the offtake contract between the Rustenburg operations and Anglo American Platinum Limited (Anglo American Platinum) changed from a Sale and Purchase of Concentrate agreement to a Tolling agreement. Anglo American Platinum no longer purchases concentrate from the Rustenburg operations on delivery of the concentrate, but rather returns the refined 4E metals to the Rustenburg operations approximately four months after delivery of the concentrate allowing Sibanye-Stillwater to sell the refined metals in the market. The impact on cash flows has not been material, as Anglo American Platinum has continued to pay for the concentrate delivered in Q4 2018 during Q1 2019. The change however resulted in no adjusted EBITDA for the 4E metals produced by the Rustenburg operations during the first four months of 2019. This will, until the impact is no longer included in the 12 month trailing adjusted EBITDA calculation, continue to have a negative impact on future covenant ratio calculations.

On 17 April 2019, AMCU, one of Sibanye-Stillwater’s labour unions, ended its five month strike action at the gold operations, excluding DRDGOLD, with the business unit reporting a R3,114 million negative EBITDA for the six months to 30 June 2019. This strike action, and the ensuing return to normalised safe production post its conclusion, have resulted in adjusted EBITDA and cash flow losses. The return to planned production levels is expected during Q3 2019 and the gold operations may continue to incur losses until planned operational performance is achieved. The strike impact may therefore continue to have a negative impact on future adjusted EBITDA;  reported covenant ratios and cash flows, and until the strike impact is excluded from the 12 month trailing adjusted EBITDA calculation.

Shortly before the conclusion of the gold operations strike, Sibanye-Stillwater effected an issue of 108,932,356 new ordinary no par value shares for cash under its general authority for an amount of R1.7 billion to institutional investors on 15 April 2019, and on 11 April 2019 executed a US$125 million gold prepayment arrangement (refer to note 14) to enhance liquidity and balance sheet flexibility. These funds were applied towards repayment of drawdowns previously made under the RCFs, increasing available undrawn facilities.

With the Lonmin acquisition effective from 7June 2019 (refer to note 7.1), the Group restructured the Lonmin group entities funding arrangements to minimise financing costs. The Lonmin  Pangaea Investments Management Limited (PIM) prepayment arrangement (refer to note 7) was fully settled by cash on hand and available within the Lonmin group on 5 July 2019. Future restructuring and integration costs, as well as the Lonmin entities operational funding and liquidity requirements, will be managed within the Group’s funding and liquidity arrangements going forward. The acquired operations may incur losses until planned operational performance is achieved which may have a negative impact on future adjusted EBITDA and cash flows.

The SA PGM operations’ three yearly wage negotiations began during July 2019 and are yet to be concluded. The Group has contingency plans in place to mitigate the impact of any related strike action, but extended strike action could impact negatively on future adjusted EBITDA and cash flows. Whilst it is possible, given the scale and size of the businesses, that the daily impact of the strike could potentially be similar to the recent strike in the gold operations, should refining and processing be unaffected by a strike, metals in the refining pipeline would continue to be available for sale for a period of over three months potentially mitigating any initial or short term strike impacts significantly.

Notwithstanding the above events, the Group’s improved geographical and commodity diversification, along with improved commodity price outlook, a larger capital base, and increased operational scale have enabled management to successfully navigate the simultaneous impact of these abnormal events positioning the Group for a rapid return to its targeted leverage ratio of 1:1 by December 2020, as the impacts of the above events are diluted and trailing 12 month adjusted EBITDA returns to a more normalised level.

If required the Group could increase operational flexibility by adjusting mine plans, reducing capital expenditure and/or selling assets. The Group may also, if necessary, consider options to increase funding flexibility which may include, among others, streaming facilities, prepayment facilities or, in the event that other options are not deemed preferable or achievable by the Board, an equity capital raise. The Group could also, with lender approval, request covenant amendments or restructure facilities if required. This gives management the operational and financing flexibility to continue to manage the operations and capital structure to ensure adequate liquidity and compliance with debt covenants.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       27

The directors believe that the cash generated by its operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The condensed consolidated interim financial statements for the period ended 30 June 2019 have therefore been prepared on a going concern basis.

16.Contingent liabilities

Purported Class Action Lawsuits

In 2018, two groups of plaintiffs filed purported class action lawsuits, subsequently consolidated into a single action (Class Action), against Sibanye Gold Limited (Sibanye-Stillwater) and Neal Froneman (collectively, the Defendants) in the United States District Court for the Eastern District of New York, alleging violations of the US securities laws. Specifically, the Class Action alleges that the Defendants made false and/or misleading statements about its safety practices and record and thereby violated the US securities laws. The Class Action seeks an unspecific amount of damages. The Defendants will be filing a motion to dismiss the Class Action, and briefing is scheduled to be completed by 30 September 2019. As the case is still in the early stages, it is not possible to determine the likelihood of success on the merits or any potential liability from the Class Action nor estimate the duration of the litigation. Sibanye-Stillwater intends to defend the case vigorously.

17.Events after the reporting period

There were no events that could have a material impact on the financial results of the Group after 30 June 2019, other than those discussed below.

17.1 Settlement in miners' silicosis class action case approved

On 26 July 2019 the Gauteng High Court in Johannesburg approved the R5 billion settlement agreement in the silicosis class case.

The class action settlement agreement is between the Occupational Lung Disease Working Group companies (comprising African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater) and the settlement classes’ representatives as well as the settlement classes’ attorneys. This settlement agreement provides compensation to all eligible workers suffering from silicosis and/or tuberculosis who worked in the Occupational Lung Disease Working Group companies’ mines from 12 March 1965 to the date of the settlement agreement. Sibanye-Stillwater has provided R1,331.4 million for its share of the settlement cost.

17.2 Delaware Court of Chancery rules in favour of Sibanye-Stillwater in dissenting shareholder action

On 21 August 2019, the Court of Chancery of the State of Delaware in the United States of America ruled in favour of the Company in the appraisal action brought by the dissenting shareholders of the Stillwater Mining Company, following the acquisition of Stillwater Mining Company by the Company in May 2017 for a cash consideration of US$18 per Stillwater Mining Company share.

In terms of the ruling, the dissenting shareholders (together owning an approximate 4.5% shareholding in Stillwater Mining Company at the time) will receive the same US$18 per share consideration originally offered to, and accepted by other Stillwater Mining Company shareholders plus interest. The remaining payment of US$21 million due to the dissenting shareholders has been fully provided for by Sibanye-Stillwater and therefore no adjustment to the provision is required.

The court proceedings are thus concluded, subject to any further proceedings required in the trial court to finalise a judgement and any appeals that may be lodged.

18.Review report of the independent auditor

These condensed consolidated interim financial statements for the six months ended 30 June 2019, have been reviewed by the Company’s auditor, EY Inc., who expressed an unmodified review conclusion.

The auditor’s report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should obtain a copy of the auditor’s report together with the accompanying financial information from the Company’s registered office.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       28

Segment reporting

Figures in million

For the six months ended 30 Jun 2019 (Reviewed)
	GROUP	US OPERA-TIONS	SA OPERATIONS															GROUP
SA rand	Total	Stillwater	Total SA Opera-tions	Total SA PGM	Rusten- burg	Mari-kana[1]	Kroondal	Platinum Mile	Mimosa	Cor- porate[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[2]	Cor- porate[2]
Revenue	23,534.9	11,323.4	12,257.3	6,239.0	2,448.8	1,369.2	2,272.2	148.8	1,111.5	(1,111.5)	6,018.3	296.9	2,708.0	1,049.4	376.6	1,509.6	77.8	(45.8)
Underground	14,427.3	5,214.4	9,258.7	5,943.0	2,301.6	1,369.2	2,272.2	-	1,111.5	(1,111.5)	3,315.7	295.2	2,063.3	870.0	9.4	-	77.8	(45.8)
Surface	2,998.6	-	2,998.6	296.0	147.2		-	148.8	-	-	2,702.6	1.7	644.7	179.4	367.2	1,509.6	-	-
Recycling	6,109.0	6,109.0	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(20,662.1)	(8,332.7)	(12,329.4)	(4,117.1)	(1,334.3)	(1,220.2)	(1,458.7)	(103.9)	(686.6)	686.6	(8,212.3)	(1,864.4)	(3,128.6)	(1,646.8)	(280.2)	(1,292.3)	-	-
Underground	(12,188.9)	(2,528.6)	(9,660.3)	(3,748.9)	(1,070.0)	(1,220.2)	(1,458.7)	-	(686.6)	686.6	(5,911.4)	(1,851.2)	(2,532.3)	(1,518.8)	(9.1)	-	-	-
Surface	(2,669.1)	-	(2,669.1)	(368.2)	(264.3)	-	-	(103.9)	-	-	(2,300.9)	(13.2)	(596.3)	(128.0)	(271.1)	(1,292.3)	-	-
Recycling	(5,804.1)	(5,804.1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(803.4)	(31.6)	(771.8)	(61.0)	(44.7)	39.4	(42.0)	(12.9)	(8.0)	7.2	(710.8)	(141.0)	(108.9)	(133.0)	(267.4)	(7.3)	(53.2)	-
Adjusted EBITDA	2,069.4	2,959.1	(843.9)	2,060.9	1,069.8	188.4	771.5	32.0	416.9	(417.7)	(2,904.8)	(1,708.5)	(529.5)	(730.4)	(171.0)	210.0	24.6	(45.8)
Amortisation and depreciation	(2,924.7)	(1,092.3)	(1,832.4)	(717.4)	(442.0)	(22.2)	(248.6)	(2.3)	(98.9)	96.6	(1,115.0)	(215.5)	(564.9)	(209.1)	(7.5)	(87.9)	(30.1)	-
Interest income	287.3	58.3	229.0	117.4	41.7	44.2	30.6	0.1	0.8	-	111.6	20.9	21.6	7.5	20.8	30.1	10.7	-
Finance expense	(1,571.3)	(779.2)	(642.7)	(268.1)	(704.5)	(58.8)	(73.0)	-	(11.5)	579.7	(374.6)	(139.2)	(138.9)	(83.5)	(36.8)	(41.8)	65.6	(149.4)
Share-based payments	(163.0)	(22.8)	(140.2)	-	-	-	-	-	-	-	(140.2)	-	-	-	-	(18.2)	(122.0)	-
Net other[4]	(166.9)	0.4	(167.3)	(7.5)	(4.1)	(90.5)	(4.3)	0.4	(94.2)	185.2	(159.8)	10.8	11.5	6.9	(31.9)	70.8	(227.9)	-
Non-underlying items[5]	263.8	(43.1)	306.9	820.8	1.1	820.9	(0.1)	-	(18.9)	17.8	(513.9)	(192.2)	(41.3)	(123.4)	(2.1)	4.1	(159.0)	-
Royalties	(117.3)	-	(117.3)	(93.6)	(83.1)	(7.3)	(3.2)	-	(37.7)	37.7	(23.7)	(1.9)	(14.1)	(5.7)	(2.0)	-	-	-
Current taxation	(656.3)	(191.3)	(465.0)	(293.8)	(155.9)	(38.2)	(99.4)	-	(47.2)	46.9	(171.2)	-	-	-	-	4.8	(176.0)	-
Deferred taxation	2,797.8	1,548.0	1,249.8	(37.1)	5.4	0.2	(36.9)	(8.5)	(1.3)	4.0	1,286.9	467.2	313.6	249.6	-	(20.5)	277.0	-
Loss for the period	(181.2)	2,437.1	(2,423.1)	1,581.6	(271.6)	836.7	336.6	21.7	108.0	550.2	(4,004.7)	(1,758.4)	(942.0)	(888.1)	(230.5)	151.4	(337.1)	(195.2)
Attributable to:
Owners of Sibanye-Stillwater	(265.2)	2,437.1	(2,507.1)	1,592.0	(271.6)	848.9	336.6	19.9	108.0	550.2	(4,099.1)	(1,758.4)	(942.0)	(888.1)	(230.5)	57.6	(337.7)	(195.2)
Non-controlling interests	84.0	-	84.0	(10.4)	-	(12.2)	-	1.8	-	-	94.4	-	-	-	-	93.8	0.6	-
Sustaining capital expenditure	(451.3)	(66.2)	(385.1)	(307.8)	(128.1)	(95.4)	(76.5)	(7.8)	(165.6)	165.6	(77.3)	(18.5)	(27.7)	(21.0)	-	(10.1)	-	-
Ore reserve development	(1,110.8)	(586.1)	(524.7)	(250.8)	(250.8)		-	-	-	-	(273.9)	(81.4)	(148.8)	(43.7)	-	-	-	-
Growth projects	(1,021.1)	(942.2)	(78.9)	(3.9)	-	(0.7)	-	(3.2)	-	-	(75.0)	-	(29.0)	(0.7)	-	(28.1)	(17.2)	-
Total capital expenditure	(2,583.2)	(1,594.5)	(988.7)	(562.5)	(378.9)	(96.1)	(76.5)	(11.0)	(165.6)	69.5	(426.2)	(99.9)	(205.5)	(65.4)	-	(38.2)	(17.2)	-

For the six months ended 30 Jun 2019 (Unaudited)
	GROUP	US OPERA-TIONS	SA OPERATIONS															GROUP
US dollars[6]	Total	Stillwater	Total SA Opera-tions	Total SA PGM	Rusten- burg	Mari-kana[1]	Kroondal	Platinum Mile	Mimosa	Cor- porate[2]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[2]	Cor- porate[2]
Revenue	1,657.4	797.4	863.2	439.4	172.5	96.4	160.0	10.5	78.3	(78.3)	423.8	20.9	190.7	73.9	26.6	106.3	5.4	(3.2)
Underground	1,016.0	367.2	652.0	418.5	162.1	96.4	160.0	-	78.3	(78.3)	233.5	20.8	145.3	61.3	0.7	-	5.4	(3.2)
Surface	211.2	-	211.2	20.9	10.4	-	-	10.5	-	-	190.3	0.1	45.4	12.6	25.9	106.3	-	-
Recycling	430.2	430.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(1,455.1)	(586.8)	(868.3)	(289.9)	(94.0)	(85.9)	(102.7)	(7.3)	(48.4)	48.4	(578.4)	(131.3)	(220.4)	(116.0)	(19.7)	(91.0)	-	-
Underground	(858.5)	(178.1)	(680.4)	(264.0)	(75.4)	(85.9)	(102.7)	-	(48.4)	48.4	(416.4)	(130.4)	(178.4)	(107.0)	(0.6)	-	-	-
Surface	(187.9)	-	(187.9)	(25.9)	(18.6)	-	-	(7.3)	-	-	(162.0)	(0.9)	(42.0)	(9.0)	(19.1)	(91.0)	-	-
Recycling	(408.7)	(408.7)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs	(56.5)	(2.2)	(54.3)	(4.3)	(3.2)	2.8	(3.0)	(0.9)	(0.5)	0.5	(50.0)	(9.9)	(7.6)	(9.3)	(18.9)	(0.5)	(3.8)	-
Adjusted EBITDA	145.8	208.4	(59.4)	145.2	75.3	13.3	54.3	2.3	29.4	(29.4)	(204.6)	(120.3)	(37.3)	(51.4)	(12.0)	14.8	1.6	(3.2)
Amortisation and depreciation	(206.0)	(76.9)	(129.1)	(50.6)	(31.1)	(1.6)	(17.5)	(0.2)	(7.0)	6.8	(78.5)	(15.2)	(39.8)	(14.7)	(0.5)	(6.2)	(2.1)	-
Interest income	20.2	4.1	16.1	8.3	2.9	3.1	2.2	-	0.1	-	7.8	1.5	1.5	0.5	1.5	2.1	0.7	-
Finance expense	(110.7)	(54.9)	(45.3)	(18.8)	(49.6)	(4.1)	(5.1)	-	(0.8)	40.8	(26.5)	(9.8)	(9.8)	(5.9)	(2.6)	(2.9)	4.5	(10.5)
Share-based payments	(11.5)	(1.6)	(9.9)	-	-	-	-	-	-	-	(9.9)	-	-	-	-	(1.3)	(8.6)	-
Net other	(11.8)	-	(11.8)	(0.6)	(0.3)	(6.4)	(0.3)	-	(6.6)	13.0	(11.2)	0.8	0.8	0.5	(2.2)	5.0	(16.1)	-
Non-underlying items	18.5	(3.0)	21.5	57.9	0.1	57.8	-	-	(1.3)	1.3	(36.4)	(13.5)	(2.9)	(8.7)	(0.1)	0.3	(11.5)	-
Royalties	(8.3)	-	(8.3)	(6.6)	(5.9)	(0.5)	(0.2)	-	(2.7)	2.7	(1.7)	(0.1)	(1.0)	(0.4)	(0.2)	-	-	-
Current taxation	(46.2)	(13.5)	(32.7)	(20.7)	(11.0)	(2.7)	(7.0)	-	(3.3)	3.3	(12.0)	-	-	-	-	0.3	(12.3)	-
Deferred taxation	197.0	109.0	88.0	(2.6)	0.4	-	(2.6)	(0.6)	(0.1)	0.3	90.6	32.9	22.1	17.6	-	(1.4)	19.4	-
Loss for the period	(13.0)	171.6	(170.9)	111.5	(19.2)	58.9	23.8	1.5	7.7	38.8	(282.4)	(123.7)	(66.4)	(62.5)	(16.1)	10.7	(24.4)	(13.7)
Attributable to:				-
Owners of Sibanye-Stillwater	(18.9)	171.6	(176.8)	112.3	(19.2)	59.8	23.8	1.4	7.7	38.8	(289.1)	(123.7)	(66.4)	(62.5)	(16.1)	4.0	(24.4)	(13.7)
Non-controlling interests	5.9	-	5.9	(0.8)	-	(0.9)	-	0.1	-	-	6.7	-	-	-	-	6.7	-	-
Sustaining capital expenditure	(31.8)	(4.7)	(27.1)	(21.6)	(9.0)	(6.7)	(5.4)	(0.5)	(11.7)	11.7	(5.5)	(1.3)	(2.0)	(1.5)	-	(0.7)	-	-
Ore reserve development	(78.5)	(41.3)	(37.2)	(17.7)	(17.7)	-	-	-	-	-	(19.5)	(5.8)	(10.6)	(3.1)	-	-	-	-
Growth projects	(71.8)	(66.4)	(5.4)	(0.2)	-	-	-	(0.2)	-	-	(5.2)	-	(2.0)	-	-	(2.0)	(1.2)	-
Total capital expenditure	(182.1)	(112.4)	(69.7)	(39.5)	(26.7)	(6.7)	(5.4)	(0.7)	(11.7)	11.7	(30.2)	(7.1)	(14.6)	(4.6)	-	(2.7)	(1.2)	-

1The SA PGM operations’ results for the six months ended 30 June 2019 include the Marikana operations for one month since acquisition (refer to note 7.1)

2Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue

3Net other cash costs consist of care and maintenance and other costs as detailed in profit or loss

4 Net other consists of gain on financial instruments, gain on foreign exchange differences, and change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss

5 Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on acquisition, restructuring costs and transaction costs as detailed in profit or loss

6 The average exchange rate for the six months ended 30 June 2019 was R14.20/US$

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       29

Figures are in millions

For the six months ended 31 Dec 2018 (Unaudited)
	GROUP	US OPERA- TIONS	SA OPERATIONS														GROUP
SA rand	Total	Stillwater	Total SA Operations	Total SA PGM	Rusten- burg	Kroondal	Platinum Mile	Mimosa	Cor- porate[1]	Total SA gold[2]	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[1]	Cor- porate[1]
Revenue	26,746.4	8,431.7	18,341.4	8,364.9	6,167.4	2,085.3	112.2	940.8	(940.8)	9,976.5	2,093.8	4,010.1	2,295.8	549.9	1,047.5	(20.6)	(26.7)
Underground	20,320.7	4,898.6	15,448.8	7,812.7	5,727.4	2,085.3	-	940.8	(940.8)	7,636.1	1,994.7	3,403.4	2,216.6	42.0	-	(20.6)	(26.7)
Surface	2,892.6	-	2,892.6	552.2	440.0	-	112.2	-	-	2,340.4	99.1	606.7	79.2	507.9	1,047.5	-	-
Recycling	3,533.1	3,533.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(21,872.8)	(6,167.3)	(15,705.5)	(6,379.9)	(4,807.2)	(1,483.7)	(89.0)	(651.8)	651.8	(9,325.6)	(2,731.9)	(3,199.2)	(1,945.0)	(429.5)	(1,020.0)	-	-
Underground	(15,891.6)	(2,757.7)	(13,133.9)	(5,866.2)	(4,382.5)	(1,483.7)	-	(651.8)	651.8	(7,267.7)	(2,654.4)	(2,698.3)	(1,905.7)	(9.3)	-	-	-
Surface	(2,571.6)	-	(2,571.6)	(513.7)	(424.7)	-	(89.0)	-	-	(2,057.9)	(77.5)	(500.9)	(39.3)	(420.2)	(1,020.0)	-	-
Recycling	(3,409.6)	(3,409.6)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(399.8)	0.1	(399.9)	(104.3)	(71.4)	(31.7)	(0.7)	-	(0.5)	(295.6)	(26.3)	(24.7)	(27.2)	(299.4)	8.7	73.3	-
Adjusted EBITDA	4,473.8	2,264.5	2,236.0	1,880.7	1,288.8	569.9	22.5	289.0	(289.5)	355.3	(664.4)	786.2	323.6	(179.0)	36.2	52.7	(26.7)
Amortisation and depreciation	(3,519.1)	(1,209.6)	(2,309.5)	(573.0)	(379.1)	(190.2)	(1.7)	(101.1)	99.1	(1,736.5)	(614.1)	(719.0)	(330.5)	(2.7)	(57.9)	(12.3)	-
Interest income	290.8	45.9	244.9	46.9	12.7	33.2	-	-	1.0	198.0	48.8	39.9	26.5	25.5	26.1	31.2	-
Finance expense	(1,750.5)	(1,011.1)	(579.1)	(211.4)	(1,742.6)	(67.5)	-	(8.2)	1,606.9	(367.7)	(117.1)	(122.8)	(73.0)	(41.0)	(33.0)	19.2	(160.3)
Share-based payments	(164.7)	(19.1)	(145.6)	-	-	-	-	-	-	(145.6)	-	-	-	-	(3.2)	(142.4)	-
Net other[4]	2,165.2	(1.2)	2,166.4	640.0	4,403.8	109.9	0.7	(7.5)	(3,866.9)	1,526.4	(326.4)	(74.7)	(40.9)	(70.4)	(419.1)	2,457.9	-
Non-underlying items[5]	(2,986.5)	(33.2)	(2,953.3)	(9.2)	(9.4)	0.2	-	-	-	(2,944.1)	(2,159.5)	15.3	(160.2)	(16.9)	(4.6)	(618.2)	-
Royalties	(108.9)	-	(108.9)	(141.1)	(138.0)	(3.1)	-	(28.7)	28.7	32.2	16.5	19.4	(0.9)	(2.7)	-	(0.1)	-
Current taxation	58.9	238.1	(179.2)	(250.7)	(249.9)	-	-	(49.9)	49.1	71.5	-	(101.2)	1.6	-	(3.0)	174.1	-
Deferred taxation	(1,058.0)	(1,838.9)	780.9	(115.1)	37.0	(148.5)	(4.1)	(18.8)	19.3	896.0	736.3	291.4	110.2	-	(132.0)	(109.9)	-
Profit for the period	(2,599.0)	(1,564.6)	(847.4)	1,267.1	3,223.3	303.9	17.4	74.8	(2,352.3)	(2,114.5)	(3,079.9)	134.5	(143.6)	(287.2)	(590.5)	1,852.2	(187.0)
Attributable to:
Owners of Sibanye-Stillwater	(2,576.3)	(1,564.6)	(824.7)	1,265.7	3,223.3	303.9	16.0	74.8	(2,352.3)	(2,090.4)	(3,079.9)	134.5	(143.6)	(287.2)	(565.8)	1,851.6	(187.0)
Non-controlling interests	(22.7)	-	(22.7)	1.4	-	-	1.4	-	-	(24.1)	-	-	-	-	(24.7)	0.6	-
Sustaining capital expenditure	(832.6)	(149.5)	(683.1)	(320.9)	(224.7)	(91.5)	(4.7)	(105.2)	105.2	(362.2)	(144.0)	(145.2)	(58.4)	-	(14.5)	(0.1)	-
Ore reserve development	(1,833.8)	(559.3)	(1,274.5)	(251.2)	(251.2)	-	-	-	-	(1,023.3)	(398.0)	(441.7)	(183.6)	-	-	-	-
Growth projects	(1,361.9)	(906.3)	(455.6)	(23.7)	-	-	(23.7)	-	-	(431.9)	(0.1)	(69.1)	(1.4)	-	(303.3)	(58.0)	-
Total capital expenditure	(4,028.3)	(1,615.1)	(2,413.2)	(595.8)	(475.9)	(91.5)	(28.4)	(105.2)	105.2	(1,817.4)	(542.1)	(656.0)	(243.4)	-	(317.8)	(58.1)	-

For the six months ended 31 Dec 2018 (Unaudited)
	GROUP	US OPERA- TIONS	SA OPERATIONS														GROUP
US dollars[6]	Total	Stillwater	Total SA Operations	Total SA PGM	Rusten- burg	Kroondal	Platinum Mile	Mimosa	Cor- porate[1]	Total SA gold[2]	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Cor- porate[1]	Cor- porate[1]
Revenue	1,883.7	594.3	1,291.4	593.1	436.2	148.9	8.0	65.8	(65.8)	698.3	140.8	279.4	160.2	39.9	79.1	(1.1)	(2.0)
Underground	1,430.5	349.8	1,082.7	554.5	405.6	148.9	-	65.8	(65.8)	528.2	134.7	236.9	154.5	3.2	-	(1.1)	(2.0)
Surface	208.7	-	208.7	38.6	30.6	-	8.0	-	-	170.1	6.1	42.5	5.7	36.7	79.1	-	-
Recycling	244.5	244.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(1,540.0)	(434.1)	(1,105.9)	(449.1)	(337.9)	(104.9)	(6.3)	(45.9)	45.9	(656.8)	(189.5)	(223.5)	(135.7)	(31.0)	(77.1)	-	-
Underground	(1,118.4)	(198.2)	(920.2)	(413.0)	(308.1)	(104.9)	-	(45.9)	45.9	(507.2)	(185.0)	(188.6)	(132.9)	(0.7)	-	-	-
Surface	(185.7)	-	(185.7)	(36.1)	(29.8)	-	(6.3)	-	-	(149.6)	(4.5)	(34.9)	(2.8)	(30.3)	(77.1)	-	-
Recycling	(235.9)	(235.9)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(28.1)	0.1	(28.2)	(7.7)	(5.3)	(2.3)	(0.1)	0.1	(0.1)	(20.5)	(1.6)	(1.8)	(2.0)	(21.0)	0.7	5.2	-
Adjusted EBITDA	315.6	160.3	157.3	136.3	93.0	41.7	1.6	20.0	(20.0)	21.0	(50.3)	54.1	22.5	(12.1)	2.7	4.1	(2.0)
Amortisation and depreciation	(248.1)	(85.6)	(162.5)	(40.5)	(26.9)	(13.4)	(0.1)	(7.1)	7.0	(122.0)	(43.0)	(50.5)	(23.2)	(0.2)	(4.4)	(0.7)	-
Interest income	20.9	3.3	17.6	3.4	0.9	2.4	-	-	0.1	14.2	3.4	2.8	1.9	1.8	2.0	2.3	-
Finance expense	(124.4)	(71.8)	(40.5)	(14.9)	(130.8)	(4.8)	-	(0.6)	121.3	(25.6)	(8.1)	(8.6)	(5.1)	(2.9)	(2.5)	1.6	(12.1)
Share-based payments	(11.7)	(1.4)	(10.3)	-	-	-	-	-	-	(10.3)	-	-	-	-	(0.2)	(10.1)	-
Net other[4]	157.1	(0.5)	157.6	47.8	332.9	8.1	0.1	(0.6)	(292.7)	109.8	(24.4)	(5.4)	(3.0)	(5.1)	(31.7)	179.4	-
Non-underlying items[5]	(223.8)	(1.5)	(222.3)	(0.6)	(0.6)	-	-	-	-	(221.7)	(163.2)	1.1	(12.1)	(1.1)	(0.3)	(46.1)	-
Royalties	(7.7)	-	(7.7)	(10.5)	(10.3)	(0.2)	-	(2.1)	2.1	2.8	1.3	1.7	-	(0.2)	-	-	-
Current taxation	5.3	18.0	(12.7)	(18.9)	(18.8)	-	-	(3.5)	3.4	6.2	(0.4)	(7.8)	0.1	-	(0.2)	14.5	-
Deferred taxation	(80.3)	(139.1)	58.8	(8.3)	3.1	(11.1)	(0.3)	(1.4)	1.4	67.1	54.5	21.8	8.3	-	(10.0)	(7.5)	-
Profit for the period	(197.1)	(118.3)	(64.7)	93.8	242.5	22.7	1.3	4.7	(177.4)	(158.5)	(230.2)	9.2	(10.6)	(19.8)	(44.6)	137.5	(14.1)
Attributable to:
Owners of Sibanye-Stillwater	(195.4)	(118.3)	(63.0)	93.7	242.5	22.7	1.2	4.7	(177.4)	(156.7)	(230.2)	9.2	(10.6)	(19.8)	(42.7)	137.4	(14.1)
Non-controlling interests	(1.7)	-	(1.7)	0.1	-	-	0.1	-	-	(1.8)	-	-	-	-	(1.9)	0.1	-
Sustaining capital expenditure	(60.4)	(10.7)	(49.7)	(23.4)	(16.5)	(6.6)	(0.3)	(7.6)	7.6	(26.3)	(10.4)	(10.6)	(4.2)	-	(1.1)	-	-
Ore reserve development	(128.7)	(39.7)	(89.0)	(17.7)	(17.7)	-	-	-	-	(71.3)	(27.6)	(31.0)	(12.7)	-	-	-	-
Growth projects	(97.6)	(64.7)	(32.9)	(1.6)	-	-	(1.6)	-	-	(31.3)	-	(4.8)	(0.1)	-	(22.9)	(3.5)	-
Total capital expenditure	(286.7)	(115.1)	(171.6)	(42.7)	(34.2)	(6.6)	(1.9)	(7.6)	7.6	(128.9)	(38.0)	(46.4)	(17.0)	-	(24.0)	(3.5)	-

1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue

2The SA gold operations’ results for the six months ended 31 December 2018 include DRDGOLD for the five months since acquisition

3Net other cash costs consist of care and maintenance and other costs as detailed in profit or loss

4  Net other consists of gain on financial instruments, gain on foreign exchange differences, and change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss. Driefontein, Kloof, DRDGOLD and SA gold corporate and reconciling items net other includes the gain and loss on exchange of Far West Gold Recoveries, which are eliminated

5  Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on derecognition of borrowings and derivative financial instrument, occupational healthcare expense, restructuring costs and transaction costs as detailed in profit or loss

6The average exchange rate for the six months ended 31 December 2018 was R14.18/US$

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       30

Figures are in millions

For the six months ended 30 Jun 2018 (Reviewed)
	GROUP	US OPERA- TIONS	SA OPERATIONS
SA rand	Total	Stillwater	Total SA Operations	Total SA PGM	Rusten- burg	Kroondal	Platinum Mile	Mimosa	Cor- porate[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate[1]
Revenue	23,910.0	7,441.1	16,468.9	6,788.7	5,205.1	1,499.1	84.5	916.7	(916.7)	9,680.2	3,017.4	4,121.6	2,305.5	291.9	(56.2)
Underground	18,285.0	3,531.5	14,753.5	6,232.4	4,733.3	1,499.1	-	916.7	(916.7)	8,521.1	2,787.7	3,534.5	2,251.2	3.9	(56.2)
Surface	1,715.4	-	1,715.4	556.3	471.8	-	84.5	-	-	1,159.1	229.7	587.1	54.3	288.0	-
Recycling	3,909.6	3,909.6	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(19,642.4)	(5,553.6)	(14,088.8)	(5,716.1)	(4,396.7)	(1,255.7)	(63.7)	(583.9)	583.9	(8,372.7)	(2,977.4)	(3,165.6)	(1,965.8)	(263.9)	-
Underground	(14,357.1)	(1,766.7)	(12,590.4)	(5,265.2)	(4,009.5)	(1,255.7)	-	(583.9)	583.9	(7,325.2)	(2,732.3)	(2,653.9)	(1,935.3)	(3.7)	-
Surface	(1,498.4)	-	(1,498.4)	(450.9)	(387.2)	-	(63.7)	-	-	(1,047.5)	(245.1)	(511.7)	(30.5)	(260.2)	-
Recycling	(3,786.9)	(3,786.9)	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(372.0)	(0.1)	(371.9)	(71.5)	(49.7)	(21.0)	(0.5)	(6.7)	6.4	(300.4)	(23.9)	(20.1)	(10.0)	(274.0)	27.6
Adjusted EBITDA	3,895.6	1,887.4	2,008.2	1,001.1	758.7	222.4	20.3	326.1	(326.4)	1,007.1	16.1	935.9	329.7	(246.0)	(28.6)
Amortisation and depreciation	(3,094.7)	(1,024.8)	(2,069.9)	(501.4)	(318.0)	(180.2)	(1.3)	(90.5)	88.6	(1,568.5)	(586.8)	(659.8)	(304.8)	(3.0)	(14.1)
Interest income	191.3	37.3	154.0	36.6	7.5	27.1	1.3	0.1	0.6	117.4	45.5	32.1	13.5	16.2	10.1
Finance expense	(1,384.2)	(786.0)	(598.2)	(211.0)	(148.0)	(63.0)	-	(4.8)	4.8	(387.2)	(117.8)	(123.1)	(70.6)	(37.1)	(38.6)
Share-based payments	(134.7)	(16.6)	(118.1)	-	-	-	-	-	-	(118.1)	(0.2)	-	-	-	(117.9)
Net other[3]	1,118.8	70.0	1,048.8	86.3	(55.8)	27.7	-	(1.7)	116.1	962.5	(36.4)	(35.6)	(16.9)	(35.8)	1,087.2
Non-underlying items[4]	(325.4)	(177.5)	(147.9)	(20.5)	(21.3)	0.2	-	-	0.6	(127.4)	1.9	11.9	3.6	(33.7)	(111.1)
Royalties	(103.7)	-	(103.7)	(20.9)	(18.5)	(2.4)	-	(28.9)	28.9	(82.8)	(15.1)	(48.4)	(17.9)	(1.5)	0.1
Current taxation	(154.2)	0.2	(154.4)	(27.8)	(27.5)	-	-	(53.5)	53.2	(126.6)	63.9	25.9	3.9	0.8	(221.1)
Deferred taxation	69.5	43.2	26.3	(77.5)	(52.5)	(20.4)	(5.1)	(11.1)	11.6	103.8	186.6	21.7	17.6	-	(122.1)
Profit for the period	78.3	33.2	45.1	264.9	124.6	11.4	15.2	135.7	(22.0)	(219.8)	(442.3)	160.6	(41.9)	(340.1)	443.9
Attributable to:
Owners of Sibanye-Stillwater	76.7	33.2	43.5	263.6	124.6	11.4	13.9	135.7	(22.0)	(220.1)	(442.3)	160.6	(41.9)	(340.1)	443.6
Non-controlling interests	1.6	-	1.6	1.3	-	-	1.3	-	-	0.3	-	-	-	-	0.3
Sustaining capital expenditure	(438.6)	(110.7)	(327.9)	(143.5)	(88.8)	(49.9)	(4.8)	(65.7)	65.7	(184.4)	(84.1)	(75.4)	(24.2)	-	(0.7)
Ore reserve development	(1,696.6)	(439.6)	(1,257.0)	(226.7)	(226.7)	-	-	-	-	(1,030.3)	(419.1)	(397.9)	(213.3)	-	-
Growth projects	(917.3)	(667.7)	(249.6)	(34.0)	(0.6)	-	(33.4)	-	-	(215.6)	(0.3)	(72.7)	(0.3)	-	(142.3)
Total capital expenditure	(3,052.5)	(1,218.0)	(1,834.5)	(404.2)	(316.1)	(49.9)	(38.2)	(65.7)	65.7	(1,430.3)	(503.5)	(546.0)	(237.8)	-	(143.0)

For the six months ended 30 Jun 2018 (Unaudited)
	GROUP	US OPERA- TIONS	SA OPERATIONS
US dollars[5]	Total	Stillwater	Total SA Operations	Total SA PGM	Rusten- burg	Kroondal	Platinum Mile	Mimosa	Cor- porate[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	Cor- porate[1]
Revenue	1,942.3	604.5	1,337.8	551.5	422.8	121.8	6.9	74.5	(74.5)	786.3	245.2	334.8	187.3	23.7	(4.7)
Underground	1,485.3	286.9	1,198.4	506.3	384.5	121.8	-	74.5	(74.5)	692.1	226.5	287.1	182.9	0.3	(4.7)
Surface	139.4	-	139.4	45.2	38.3	-	6.9	-	-	94.2	18.7	47.7	4.4	23.4	-
Recycling	317.6	317.6	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(1,595.6)	(451.1)	(1,144.5)	(464.4)	(357.2)	(102.0)	(5.2)	(47.4)	47.4	(680.1)	(241.8)	(257.2)	(159.7)	(21.4)	-
Underground	(1,166.2)	(143.5)	(1,022.7)	(427.7)	(325.7)	(102.0)	-	(47.4)	47.4	(595.0)	(221.9)	(215.6)	(157.2)	(0.3)	-
Surface	(121.8)	-	(121.8)	(36.7)	(31.5)	-	(5.2)	-	-	(85.1)	(19.9)	(41.6)	(2.5)	(21.1)	-
Recycling	(307.6)	(307.6)	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(30.3)	(0.1)	(30.2)	(5.8)	(4.0)	(1.7)	(0.1)	(0.6)	0.6	(24.4)	(2.1)	(1.6)	(0.8)	(22.3)	2.4
Adjusted EBITDA	316.4	153.3	163.1	81.3	61.6	18.1	1.6	26.5	(26.5)	81.8	1.3	76.0	26.8	(20.0)	(2.3)
Amortisation and depreciation	(251.4)	(83.2)	(168.2)	(40.7)	(25.8)	(14.6)	(0.1)	(7.4)	7.2	(127.5)	(47.7)	(53.6)	(24.8)	(0.2)	(1.2)
Interest income	15.5	3.0	12.5	2.9	0.6	2.2	0.1	-	-	9.6	3.7	2.6	1.1	1.3	0.9
Finance expense	(112.4)	(63.9)	(48.5)	(17.1)	(12.0)	(5.1)	-	(0.4)	0.4	(31.4)	(9.6)	(10.0)	(5.7)	(3.0)	(3.1)
Share-based payments	(10.9)	(1.3)	(9.6)	-	-	-	-	-	-	(9.6)	-	-	-	-	(9.6)
Net other[3]	91.0	5.7	85.3	7.1	(4.5)	2.3	-	(0.1)	9.4	78.2	(3.0)	(2.9)	(1.4)	(2.9)	88.4
Non-underlying items[4]	(26.4)	(14.4)	(12.0)	(1.7)	(1.7)	-	-	-	-	(10.3)	0.2	1.0	0.3	(2.7)	(9.1)
Royalties	(8.4)	-	(8.4)	(1.7)	(1.5)	(0.2)	-	(2.3)	2.3	(6.7)	(1.2)	(3.9)	(1.5)	(0.1)	-
Current taxation	(12.5)	-	(12.5)	(2.2)	(2.2)	-	-	(4.3)	4.3	(10.3)	5.2	2.1	0.3	0.1	(18.0)
Deferred taxation	5.6	3.5	2.1	(6.4)	(4.3)	(1.7)	(0.4)	(0.9)	0.9	8.5	15.2	1.8	1.4	-	(9.9)
Profit for the period	6.5	2.7	3.8	21.5	10.2	1.0	1.2	11.1	(2.0)	(17.7)	(35.9)	13.1	(3.5)	(27.5)	36.1
Attributable to:	-		-	-						-
Owners of Sibanye-Stillwater	6.4	2.7	3.7	21.4	10.2	1.0	1.1	11.1	(2.0)	(17.7)	(35.9)	13.1	(3.5)	(27.5)	36.1
Non-controlling interests	0.1	-	0.1	0.1	-	-	0.1	-	-	-	-	-	-	-	-
Sustaining capital expenditure	(35.7)	(9.0)	(26.7)	(11.7)	(7.2)	(4.1)	(0.4)	(5.3)	5.3	(15.0)	(6.8)	(6.1)	(2.0)	-	(0.1)
Ore reserve development	(137.9)	(35.7)	(102.2)	(18.4)	(18.4)	-	-	-	-	(83.8)	(34.1)	(32.4)	(17.3)	-	-
Growth projects	(74.4)	(54.2)	(20.2)	(2.7)	-	-	(2.7)	-	-	(17.5)	-	(5.9)	-	-	(11.6)
Total capital expenditure	(248.0)	(98.9)	(149.1)	(32.8)	(25.6)	(4.1)	(3.1)	(5.3)	5.3	(116.3)	(40.9)	(44.4)	(19.3)	-	(11.7)
[1]

Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue

[2]	Net other cash costs consist of care and maintenance and other costs as detailed in profit or loss
[3]

Net other consists of gain on financial instruments and gain on foreign exchange differences. Corporate and reconciling items net other includes the share of results equity-accounted investees after tax as detailed in profit or loss

[4]

Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, occupational healthcare expense, restructuring costs and transaction costs as detailed in profit or loss

[5]	The average exchange rate for the six months ended 30 June 2018 was R12.31/US$

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       31

ALL-IN COSTS FOR THE SIX MONTHS ENDED 30 JUNE 2019, 31 December 2018 AND 30 JUNE 2018

SA and US PGM operations

Figures are in millions unless otherwise stated

				US OPERATIONS	SA OPERATIONS
			Total US and SA PGM	Stillwater	Total SA PGM	Rustenburg	Marikana	Kroondal	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[2]		Jun 2019	6,645.7	2,528.6	4,117.1	1,334.3	1,220.2	1,458.7	103.9	686.6	(686.6)
		Dec 2018	9,137.6	2,757.7	6,379.9	4,807.2	-	1,483.7	89.0	651.8	(651.8)
		Jun 2018	7,482.8	1,766.7	5,716.1	4,396.7	-	1,255.7	63.7	583.9	(583.9)
Royalties		Jun 2019	93.7	-	93.7	83.1	7.3	3.2	-	37.7	(37.6)
		Dec 2018	141.1	-	141.1	138.0	-	3.1	-	28.7	(28.7)
		Jun 2018	20.9	-	20.9	18.5	-	2.4	-	28.9	(28.9)
Community costs		Jun 2019	28.0	-	28.0	28.0	-	-	-	-	-
		Dec 2018	14.7	-	14.7	14.6	-	0.1	-	-	-
		Jun 2018	8.6	-	8.6	8.5	-	0.1	-	-	-
Inventory change		Jun 2019	4,204.1	180.5	4,023.6	3,749.2	274.4	-	-	-	-
		Dec 2018	(270.7)	(270.7)	-	-	-	-	-	-	-
		Jun 2018	236.0	236.0	-	-	-	-	-	-	-
Share-based payments[3]		Jun 2019	22.8	22.8	-	-	-	-	-	-	-
		Dec 2018	19.1	19.1	-	-	-	-	-	-	-
		Jun 2018	16.6	16.6	-	-	-	-	-	-	-
Rehabilitation interest and amortisation[4]		Jun 2019	31.8	3.3	28.5	(7.5)	(3.0)	39.0	-	(5.4)	5.4
		Dec 2018	41.7	4.8	36.9	(1.4)	-	38.3	-	(9.9)	9.9
		Jun 2018	50.9	4.5	46.4	7.4	-	38.9	-	2.0	(1.9)
Leases		Jun 2019	18.5	0.6	17.9	6.0	3.3	8.6	-	-	-
		Dec 2018	-	-	-	-	-	-	-	-	-
		Jun 2018	-	-	-	-	-	-	-	-	-
Ore reserve development		Jun 2019	836.9	586.1	250.8	250.8	-	-	-	-	-
		Dec 2018	810.5	559.3	251.2	251.2	-	-	-	-	-
		Jun 2018	666.3	439.6	226.7	226.7	-	-	-	-	-
Sustaining capital expenditure		Jun 2019	374.0	66.2	307.8	128.1	95.4	76.5	7.8	165.6	(165.6)
		Dec 2018	470.4	149.5	320.9	224.7	-	91.5	4.7	105.2	(105.2)
		Jun 2018	254.2	110.7	143.5	88.8	-	49.9	4.8	65.7	(65.7)
Less: By-product credit		Jun 2019	(1,630.6)	(265.5)	(1,365.1)	(894.6)	(227.0)	(236.2)	(7.3)	(165.8)	165.8
		Dec 2018	(1,572.5)	(254.3)	(1,318.2)	(982.2)	-	(330.6)	(5.4)	(147.9)	147.9
		Jun 2018	(1,248.8)	(209.3)	(1,039.5)	(915.4)	-	(119.9)	(4.3)	(178.6)	178.7
Total All-in-sustaining costs[5]		Jun 2019	10,624.9	3,122.6	7,502.3	4,677.4	1,370.6	1,349.8	104.4	718.7	(718.6)
		Dec 2018	8,791.9	2,965.4	5,826.5	4,452.1	-	1,286.1	88.4	627.9	(628.0)
		Jun 2018	7,487.5	2,364.8	5,122.7	3,831.2	-	1,227.1	64.2	501.9	(501.7)
Plus: Corporate cost, growth and capital expenditure		Jun 2019	946.1	942.2	3.9	-	0.7	-	3.2	-	-
		Dec 2018	930.0	906.3	23.7	-	-	-	23.7	-	-
		Jun 2018	701.7	667.7	34.0	0.6	-	-	33.4	-	-
Total All-in-costs[5]		Jun 2019	11,571.0	4,064.8	7,506.2	4,677.4	1,371.3	1,349.8	107.6	718.7	(718.6)
		Dec 2018	9,721.9	3,871.7	5,850.2	4,452.1	-	1,286.1	112.1	627.9	(628.0)
		Jun 2018	8,189.2	3,032.5	5,156.7	3,831.8	-	1,227.1	97.6	501.9	(501.7)
PGM production	4Eoz - 2Eoz	Jun 2019	912,764	284,773	627,991	342,680	80,957	131,781	11,742	60,831	-
		Dec 2018	905,155	298,649	606,506	399,628	-	134,712	9,860	62,306	-
		Jun 2018	863,125	293,959	569,166	378,717	-	120,461	7,718	62,270	-
	kg	Jun 2019	28,390	8,857	19,533	10,659	2,518	4,099	365	1,892	-
		Dec 2018	28,154	9,289	18,864	12,430	-	4,190	307	1,938	-
		Jun 2018	26,846	9,143	17,703	11,779	-	3,747	240	1,937	-
All-in-sustaining cost	R/4Eoz - R/2Eoz	Jun 2019	12,472	10,965	13,228	13,649	16,930	10,243	8,891	11,815	-
		Dec 2018	10,431	9,929	10,706	11,141	-	9,547	8,966	10,077	-
		Jun 2018	9,349	8,045	10,106	10,116	-	10,187	8,318	8,060	-
	US$/4Eoz - US$/2Eoz	Jun 2019	878	772	932	961	1,192	721	626	832	-
		Dec 2018	736	701	755	786	-	673	632	711	-
		Jun 2018	760	653	821	822	-	828	676	655	-
All-in-cost	R/4Eoz - R/2Eoz	Jun 2019	13,582	14,274	13,235	13,649	16,939	10,243	9,164	11,815	-
		Dec 2018	11,535	12,964	10,750	11,141	-	9,547	11,369	10,077	-
		Jun 2018	10,226	10,316	10,173	10,118	-	10,187	12,646	8,060	-
	US$/4Eoz - US$/2Eoz	Jun 2019	956	1,005	932	961	1,193	721	645	832	-
		Dec 2018	813	914	758	786	-	673	802	711	-
		Jun 2018	831	838	826	822	-	828	1,027	655	-

Average exchange rate for the six months ended 30 June 2019, 31 December 2018 and 30 June 2018 was R14.20/US$, R14.18/US$ and R12.31/US$, respectively

Figures may not add as they are rounded independently

[1]	The Marikana PGM operations’ results for the six months ended 30 June 2019 are for one month since acquisition

All-in costs are calculated in accordance with the World Gold Council guidance:

[2]	Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
[3]

Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value

[4]

Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production

[5]

All-in costs exclude income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs are made up of All-in sustaining costs, being the costs to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth

The US operations All-in-cost, excluding the corporate project expenditure (on the Altar and Marathon projects), for the six months ended 30 June 2019, 31 December 2018 and 30 June 2018 was US$1,005/2Eoz, US$912/2Eoz and US$822/2Eoz, respectively

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       32

SA gold operations

Figures are in millions unless otherwise stated

			SA OPERATIONS
			Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Jun 2019	8,212.3	1,864.4	3,128.6	1,646.8	280.2	1,292.3	-
		Dec 2018	9,325.7	2,731.9	3,199.2	1,945.0	429.5	1,020.1	-
		Jun 2018	8,372.7	2,977.4	3,165.6	1,965.8	263.9	-	-
Royalties		Jun 2019	23.7	1.9	14.1	5.7	2.0	-	-
		Dec 2018	10.7	10.5	(7.7)	5.2	2.8	-	-
		Jun 2018	82.8	15.1	48.4	17.9	1.5	-	-
Community costs		Jun 2019	29.7	9.6	11.5	7.3	1.3	-	-
		Dec 2018	22.1	4.8	2.5	8.8	6.0	-	-
		Jun 2018	24.7	9.8	7.9	7.0	-	-	-
Share-based payments[2]		Jun 2019	18.2	-	-	-	-	18.2	-
		Dec 2018	3.2	-	-	-	-	3.2	-
		Jun 2018	0.2	0.2	-	-	-	-	-
Rehabilitation interest and amortisation[3]		Jun 2019	98.9	12.7	27.3	26.4	14.9	14.6	3.0
		Dec 2018	17.5	(6.9)	(24.2)	14.7	19.9	29.2	2.0
		Jun 2018	4.3	(10.2)	(21.8)	15.3	19.0	-	2.0
Leases		Jun 2019	29.1	3.2	10.0	7.6	8.3	-	-
		Dec 2018	-	-	-	-	-	-	-
		Jun 2018	-	-	-	-	-	-	-
Ore reserve development		Jun 2019	273.9	81.4	148.8	43.7	-	-	-
		Dec 2018	1,023.3	398.0	441.7	183.6	-	-	-
		Jun 2018	1,030.3	419.1	397.9	213.3	-	-	-
Sustaining capital expenditure		Jun 2019	77.3	18.5	27.7	21.0	-	10.1	-
		Dec 2018	362.2	144.0	145.2	58.4	-	14.5	0.1
		Jun 2018	184.4	84.1	75.4	24.2	-	-	0.7
Less: By-product credit		Jun 2019	(6.5)	(0.9)	(2.1)	(1.2)	(0.5)	(1.8)	-
		Dec 2018	(9.5)	(2.5)	(3.1)	(2.1)	(0.4)	(1.3)	-
		Jun 2018	(9.2)	(3.6)	(3.1)	(2.2)	(0.4)	-	-
Total All-in-sustaining costs[4]		Jun 2019	8,756.6	1,990.8	3,365.9	1,757.3	306.2	1,333.4	3.0
		Dec 2018	10,755.2	3,279.8	3,753.6	2,213.5	457.8	1,065.7	2.1
		Jun 2018	9,690.2	3,491.9	3,670.3	2,241.3	284.0	-	2.7
Plus: Corporate cost, growth and capital expenditure		Jun 2019	219.8	-	29.0	0.7	-	28.1	162.0
		Dec 2018	593.3	0.1	69.1	1.4	-	303.3	219.4
		Jun 2018	350.9	0.3	72.7	0.3	-	-	277.6
Total All-in-costs[4]		Jun 2019	8,976.4	1,990.8	3,394.9	1,758.0	306.2	1,361.5	165.0
		Dec 2018	11,348.5	3,279.9	3,822.7	2,214.9	457.8	1,369.0	221.5
		Jun 2018	10,041.1	3,492.2	3,743.0	2,241.6	284.0	-	280.3
Gold sold	kg	Jun 2019	10,075	510	4,617	1,789	631	2,528	-
		Dec 2018	17,873	3,783	7,259	4,156	805	1,870	-
		Jun 2018	18,616	5,790	7,905	4,380	541	-	-
	000'oz	Jun 2019	323.9	16.4	148.4	57.5	20.3	81.3	-
		Dec 2018	574.6	121.6	233.4	133.6	25.9	60.1	-
		Jun 2018	598.5	186.2	254.2	140.8	17.4	-	-
All-in-sustaining cost	R/kg	Jun 2019	869,141	3,903,529	729,023	982,281	485,261	527,453	-
		Dec 2018	596,100	866,984	517,096	532,603	443,106	569,893	-
		Jun 2018	520,488	603,092	464,301	511,712	524,954	-	-
	US$/oz	Jun 2019	1,904	8,550	1,597	2,152	1,063	1,155	-
		Dec 2018	1,308	1,902	1,134	1,168	972	1,250	-
		Jun 2018	1,315	1,524	1,173	1,293	1,326	-	-
All-in-cost	R/kg	Jun 2019	890,958	3,903,529	735,304	982,672	485,261	538,568	-
		Dec 2018	629,296	867,010	526,615	532,940	443,106	732,086	-
		Jun 2018	539,337	603,143	473,498	511,781	524,954	-	-
	US$/oz	Jun 2019	1,952	8,550	1,611	2,152	1,063	1,180	-
		Dec 2018	1,380	1,902	1,155	1,169	972	1,606	-
		Jun 2018	1,363	1,524	1,196	1,293	1,326	-	-

Average exchange rate for the six months ended 30 June 2019, 31 December 2018 and 30 June 2018 was R14.20/US$, R14.18/US$ and R12.31/US$, respectively

Figures may not add as they are rounded independently

All-in costs are calculated in accordance with the World Gold Council guidance:

[1]	Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
[2]

Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value

[3]

Rehabilitation include the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production

[4]

All-in costs exclude income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs are made up of All-in sustaining costs, being the costs to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       33

SALIENT FEATURES AND COST BENCHMARKS FOR THE QUARTERS ENDED 30 June 2019 AND 31 MARCH 2019

SA and US PGM operations

				US OPERA-TIONS	SA OPERATIONS
			Total US and SA PGM	Total US PGM Stillwater	Total SA PGM			Rustenburg[2]		Marikana[3]		Kroondal	Plat Mile	Mimosa
Attributable				Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu-table	Surface	Attribu-table
Production
Tonnes milled/treated	000't	Jun 2019	6,970	353	6,617	3,288	3,329	1,782	1,074	780	302	1,141	2,255	365
		Mar 2019	6,047	322	5,725	2,883	2,842	1,667	1,022	-	-	877	1,820	339
Plant head grade	g/t	Jun 2019	2.88	14.81	2.24	3.55	0.95	3.39	1.18	3.61	0.87	2.47	0.72	3.59
		Mar 2019	2.67	13.76	2.05	3.19	0.89	3.49	1.21	-	-	2.48	0.72	3.56
Plant recoveries	%	Jun 2019	80.32	91.03	76.49	91.65	20.21	82.15	28.41	87.10	25.60	81.46	13.12	74.98
		Mar 2019	75.93	91.80	69.82	82.83	22.64	84.32	34.24	-	-	82.89	11.65	75.53
Yield	g/t	Jun 2019	2.31	13.56	1.71	3.25	0.19	2.79	0.33	3.14	0.22	2.02	0.09	2.69
		Mar 2019	2.03	12.64	1.43	2.64	0.20	2.95	0.41	-	-	2.05	0.08	2.69
PGM production[4]	4Eoz - 2Eoz	Jun 2019	518,357	153,874	364,483	343,936	20,547	159,624	11,543	78,817	2,140	73,958	6,864	31,537
		Mar 2019	394,407	130,899	263,508	245,041	18,467	157,924	13,589	-	-	57,823	4,878	29,294
PGM sold	4Eoz - 2Eoz	Jun 2019	416,811	143,668	273,143	257,329	15,814	85,371	8,950	66,463		73,958	6,864	31,537
		Mar 2019	219,449	127,454	91,995	87,117	4,878	-	-	-		57,823	4,878	29,294
Price and costs[5]
Average PGM basket price[6]	R/4Eoz - R/2Eoz	Jun 2019	17,754	18,232	17,533	17,653	15,697	17,382	14,877	17,955		17,918	16,371	16,943
		Mar 2019	17,281	18,283	17,104	16,874	14,943	16,761	14,498	-		17,182	16,182	16,453
	US$/4Eoz - US$/2Eoz	Jun 2019	1,234	1,267	1,218	1,227	1,091	1,208	1,034	1,264		1,245	1,138	1,177
		Mar 2019	1,234	1,305	1,221	1,204	1,067	1,196	1,035	-		1,226	1,155	1,174
Operating cost[7]	R/t	Jun 2019	947	3,952	778	1,470	87	1,322	217	1,381		633	25	973
		Mar 2019	740	4,080	541	1,004	126	1,139	305	-		748	26	978
	US$/t	Jun 2019	66	275	54	102	6	92	15	97		44	2	68
		Mar 2019	53	291	39	72	9	81	22	-		53	2	70
	R/4Eoz - R/2Eoz	Jun 2019	12,853	9,067	14,603	13,757	14,099	14,756	20,202	18,462		9,765	8,231	11,257
		Mar 2019	11,575	10,038	12,434	11,835	19,441	12,018	22,932	-		11,335	9,717	11,320
	US$/4Eoz - US$/2Eoz	Jun 2019	893	630	1,015	956	980	1,025	1,404	1,300		679	572	782
		Mar 2019	826	716	888	845	1,388	858	1,637	-		809	694	808
All-in sustaining cost[8]	R/4Eoz - R/2Eoz	Jun 2019	12,990	10,365	14,204			15,091		16,930		9,715	8,275	11,773
		Mar 2019	11,780	11,671	11,841			12,211		-		10,916	9,779	11,857
	US$/4Eoz - US$/2Eoz	Jun 2019	903	720	987			1,049		1,192		675	575	818
		Mar 2019	841	833	845			872		-		779	698	846
All-in cost[8]	R/4Eoz - R/2Eoz	Jun 2019	14,092	13,842	14,208			15,091		16,939		9,715	8,392	11,773
		Mar 2019	12,901	14,781	11,851			12,211		-		10,916	10,250	11,857
	US$/4Eoz - US$/2Eoz	Jun 2019	979	962	987			1,049		1,193		675	583	818
		Mar 2019	921	1,054	846			872		-		779	732	846
Capital expenditure5
Ore reserve development	Rm	Jun 2019	404.0	273.8	130.2			130.2		0.0		-	-	-
		Mar 2019	432.9	312.3	120.6			120.6		-		-	-	-
Sustaining capital		Jun 2019	289.1	37.2	251.9			100.8		95.4		51.3	4.4	93.1
		Mar 2019	85.0	29.0	56.0			27.3		-		25.2	3.5	72.5
Corporate and projects[9]		Jun 2019	535.9	535.1	0.8			-		0.7		-	0.8	-
		Mar 2019	409.4	407.1	2.3			-		-		-	2.3	-
Total capital expenditure	Rm	Jun 2019	1,228.9	846.0	382.9			231.0		96.1		51.3	5.2	93.1
		Mar 2019	927.3	748.4	178.9			147.9		-		25.2	5.8	72.5
	US$m	Jun 2019	85.4	58.8	26.6			16.1		6.7		3.6	0.4	6.5
		Mar 2019	66.2	53.4	12.8			10.6		-		1.8	0.4	5.2

Average exchange rate for the quarter ended 30 June 2019 and 31 March 2019 was R14.39/US$ and R14.01/US$, respectively

Figures may not add as they are rounded independently

[1]

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the statistics shown

[2]

Rustenburg operations provisionally accounted for the tolling metals inventory during the quarter ended 31 March 2019 after costing by-products on a net realisable value basis after going from PoC to Toll treatment. Subsequent to the acquisition of Lonmin (and competition commission approval) and being allowed to integrate the Marikana operations, the Group decided to align Rustenburg operations’ accounting policy to that of the Marikana operations, who account for inventory on a relative value basis. It was therefore decided to restate the quarter one amounts of Rustenburg to retrospectively account for the change in accounting policy

[3]	The Marikana PGM operations’ results for the quarter ended 30 June 2019 are for one month since acquisition
[4]	Production per product – see prill split in the table below
[5]	The Group and total SA PGM operations’ unit cost benchmarks and capital exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
[6]	The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
[7]

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the PGM produced in the same period

[8]

All-in costs exclude income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs are made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining costs and All-in costs, respectively, in a period by the total 4E/2E PGM produced in the same period

The US operations All-in-cost, excluding the corporate project expenditure (on the Altar and Marathon projects), for the quarters ended 30 June 2019 and 31 March 2019 was US$962/2Eoz and US$1,053/2Eoz, respectively

[9]

The US operations corporate expenditure for the quarters ended 30 June 2019 and 31 March 2019 was R2.2 million (US$0.2 million) and R1.6 million (US$0.1 million), respectively, which related to the Altar and Marathon projects

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       34

	GROUP				SA OPERATIONS				US OPERATIONS
	Jun 2019		Mar 2019		Jun 2019		Mar 2019		Jun 2019		Mar 2019
		%		%		%	4Eoz	%		%		%
Platinum	248,480	48%	182,573	46%	213,849	59%	153,109	58%	34,631	23%	29,464	23%
Palladium	230,976	45%	183,665	47%	111,733	31%	82,231	31%	119,243	77%	101,435	77%
Rhodium	31,847	6%	22,533	6%	31,847	9%	22,533	9%
Gold	7,054	1%	5,634	1%	7,054	2%	5,634	2%
PGM production 4E/2E	518,357	100%	394,407	100%	364,483	101%	263,508	100%	153,874	100%	130,899	100%
Ruthenium	50,811		35,604		50,811		35,604
Iridium	12,287		8,169		12,287		8,169
Total 6E/2E	581,455		438,180		427,581		307,281		153,874		130,899

	Unit	Jun 2019	Mar 2019
Average catalyst fed/day	Tonne	27.0	25.6
Total processed	Tonne	2,457	2,303
Tolled	Tonne	576	581
Purchased	Tonne	1,881	1,722
PGM fed	3Eoz	220,161	201,289
PGM sold	3Eoz	172,020	183,795
PGM tolled returned	3Eoz	32,584	15,761

SA gold operations

			SA OPERATIONS
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Jun 2019	10,514	834	9,680	136	-	314	1,625	362	273	22	1,021	6,761
		Mar 2019	9,329	411	8,918	30	8	190	1,627	174	456	17	1,153	5,674
Yield	g/t	Jun 2019	0.60	4.69	0.24	4.40	-	6.95	0.34	3.10	0.29	0.45	0.29	0.21
		Mar 2019	0.48	5.29	0.26	3.01	0.38	7.95	0.37	3.26	0.50	0.35	0.28	0.20
Gold produced	kg	Jun 2019	6,266	3,913	2,353	599	-	2,182	558	1,122	80	10	300	1,415
		Mar 2019	4,456	2,174	2,282	90	3	1,510	600	567	227	6	323	1,130
	oz	Jun 2019	201,456	125,806	75,650	19,258	-	70,153	17,940	36,073	2,572	322	9,645	45,493
		Mar 2019	143,278	69,896	73,382	2,905	96	48,558	19,278	18,240	7,295	193	10,383	36,330
Gold sold	kg	Jun 2019	5,702	3,380	2,322	419	-	2,023	527	929	111	9	275	1,409
		Mar 2019	4,373	2,130	2,243	88	3	1,482	585	554	195	6	341	1,119
	oz	Jun 2019	183,322	108,669	74,653	13,471	-	65,041	16,943	29,868	3,569	289	8,841	45,300
		Mar 2019	140,593	68,480	72,113	2,829	96	47,647	18,808	17,811	6,269	193	10,963	35,977
Price and costs
Gold price received	R/kg	Jun 2019	604,542			582,100		598,706		596,635		601,408		604,400
		Mar 2019	588,040			582,418		571,505		572,630		593,372		588,114
	US$/oz	Jun 2019	1,307			1,258		1,294		1,290		1,300		1,306
		Mar 2019	1,306			1,293		1,269		1,271		1,317		1,306
Operating cost[1]	R/t	Jun 2019	449	4,188	127	8,482	-	4,553	191	2,495	211	291	140	106
		Mar 2019	421	6,883	123	27,157	1,138	6,649	176	4,301	154	159	121	104
	US$/t	Jun 2019	31	291	9	589	-	316	13	173	15	20	10	7
		Mar 2019	30	491	9	1,938	81	475	13	307	11	11	9	7
	R/kg	Jun 2019	753,734	892,563	522,864	1,925,876	-	655,133	555,735	804,902	721,250	640,000	476,667	505,583
		Mar 2019	881,009	1,301,321	480,665	9,016,257	3,033,333	836,440	477,476	1,319,155	309,835	450,000	431,949	523,009
	US$/oz	Jun 2019	1,629	1,929	1,130	4,163	-	1,416	1,201	1,740	1,559	1,383	1,030	1,093
		Mar 2019	1,956	2,889	1,067	20,017	6,734	1,857	1,060	2,929	688	999	959	1,161
All-in sustaining cost[2]	R/kg	Jun 2019	834,216			2,743,914		702,392		894,135		533,803		520,156
		Mar 2019	914,590			9,242,857		761,877		1,104,806		444,669		546,023
	US$/oz	Jun 2019	1,803			5,931		1,518		1,933		1,154		1,124
		Mar 2019	2,030			20,520		1,691		2,453		987		1,212
All-in cost[2]	R/kg	Jun 2019	856,436			2,743,914		713,569		894,423		533,803		531,867
		Mar 2019	935,925			9,242,857		762,119		1,105,340		444,669		556,390
	US$/oz	Jun 2019	1,851			5,931		1,542		1,933		1,154		1,150
		Mar 2019	2,078			20,520		1,692		2,454		987		1,235
Capital expenditure
Ore reserve development	Rm	Jun 2019	245.1			80.0		123.5		41.6		-		-
		Mar 2019	28.8			1.4		25.3		2.1		-		-
Sustaining capital		Jun 2019	42.7			12.0		13.2		10.4		-		7.1
		Mar 2019	34.5			6.5		14.4		10.6		-		3.0
Corporate and projects[3]		Jun 2019	61.3			-		28.5		0.3		-		16.5
		Mar 2019	13.9			-		0.5		0.4		-		11.6
Total capital expenditure	Rm	Jun 2019	349.1			92.0		165.2		52.3		-		23.6
		Mar 2019	77.4			7.9		40.2		13.1		-		14.6
	US$m	Jun 2019	24.3			6.4		11.5		3.6		-		1.6
		Mar 2019	5.5			0.6		2.9		0.9		-		1.0

Average exchange rate for the quarter ended 30 June 2019 and 31 March 2019 was R14.39/US$ and R14.01/US$, respectively

Figures may not add as they are rounded independently

1

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period

2

All-in costs exclude income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs are made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining costs and All-in costs, respectively, in a period by the total gold sold in the same period

3

Corporate project expenditure for the quarters ended 30 June 2019 and 31 March 2019 was R15.9 million (US$1.1 million) and R1.3 million (US$0.1 million), respectively, the majority of which related to the Burnstone project

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       35

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations

Quarter ended		Jun 2019		Mar 2019		Six months ended 30 Jun 2019
	Reef	Still-water incl Blitz	East Boulder	Still-water incl Blitz	East Boulder	Still-water incl Blitz	East Boulder
Stillwater	Unit
Primary development (off reef)	(m)	3,866	962	2,267	843	6,132	1,805
Secondary development	(m)	1,938	786	2,773	916	4,711	1,702

SA PGM operations
Quarter ended		Jun 2019						Mar 2019					Six months ended 30 Jun 2019
	Reef			Batho-pele	Thembe-lani	Khuse-leka	Siphume-lele		Batho-pele	Thembe-lani	Khuse-leka	Siphume-lele			Batho-pele	Thembe-lani	Khuse-leka	Siphume-lele
Rustenburg	Unit
Advanced	(m)			455	1,525	2,840	1,156		245	1,401	2,355	849			700	2,925	5,195	2,005
Advanced on reef	(m)			455	613	897	582		245	433	751	455			700	1,045	1,648	1,037
Height	(cm)			221	296	288	272		221	281	288	289			221	290	288	279
Average value	(g/t)			2.1	2.4	2.3	3.1		1.3	2.4	2.4	3.0			2.1	2.4	2.4	3.1
	(cm.g/t)			473	709	654	838		293	676	704	879			464	699	677	856

Quarter ended		Jun 2019						Mar 2019					Six months ended 30 Jun 2019
	Reef	K3	Rowland	Saffy	E3	4B	Hossy						K3	Rowland	Saffy	E3	4B	Hossy
Marikana	Unit
Primary development	(m)	3,057	2,573	2,006	211	450	3						3,057	2,573	2,006	211	450	3
Primary development - on reef	(m)	2,379	2,050	1,429	85	304	3						2,379	2,050	1,429	85	304	3
Height	(cm)	218	214	219	241	211	220						218	214	219	241	211	220
Average value	(g/t)	2.8	2.8	2.6	2.6	2.4	3.0						2.8	2.8	2.6	2.6	2.4	3.0
	(cm.g/t)	611	604	577	625	511	656						611	604	577	625	511	656

Quarter ended		Jun 2019						Mar 2019					Six months ended 30 Jun 2019
	Reef		Kopa-neng	Simun-ye	Bamba-nani	Kwezi	K6	Kopa-neng	Simun-ye	Bamba-nani	Kwezi	K6		Kopa-neng	Simun- ye	Bamba-nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)		633	404	589	725	584	556	386	520	734	577		1,189	790	1,110	1,459	1,161
Advanced on reef	(m)		466	326	385	491	577	556	368	484	554	577		1,022	695	869	1,045	1,155
Height	(cm)		239	220	217	237	240	238	219	209	241	240		239	219	213	239	240
Average value	(g/t)		1.6	1.7	1.8	1.9	2.4	2.0	2.7	2.7	2.0	2.5		1.8	2.2	2.2	1.9	2.4
	(cm.g/t)		388	368	390	443	576	469	594	563	479	587		428	471	472	461	581

SA gold operations
Quarter ended		Jun 2019				Mar 2019				Six months ended 30 Jun 2019
	Reef	Black Reef	Carbon leader	Main	VCR	Black Reef	Carbon leader	Main	VCR	Black Reef	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)		97	123	262			7	64		97	130	326
Advanced on reef	(m)		5	60	11			7			5	67	11
Channel width	(cm)		45	37	33			87			45	42	33
Average value	(g/t)		48.6	16.5	203.3			7.9			48.6	14.6	203.3
	(cm.g/t)		2,185	609	6,734			684			2,185	617	6,734

Quarter ended		Jun 2019					Mar 2019					Six months ended 30 Jun 2019
	Reef	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)		749	444		581		575	266		236		1,324	709		817
Advanced on reef	(m)		341	133		126		330	104		84		671	237		210
Channel width	(cm)		167	117		118		151	113		85		159	115		104
Average value	(g/t)		7.4	12.3		3.5		8.7	12.7		18.7		8.0	12.5		8.5
	(cm.g/t)		1,225	1,445		416		1,314	1,435		1,591		1,269	1,441		887

Quarter ended		Jun 2019		Mar 2019		Six months ended 30 Jun 2019
	Reef	Beatrix	Kalkoen- krans	Beatrix	Kalkoen- krans	Beatrix	Kalkoen- krans
Beatrix	Unit
Advanced	(m)	1,715	19	536		2,251	19
Advanced on reef	(m)	708	8	421		1,129	8
Channel width	(cm)	121	83	127		123	83
Average value	(g/t)	8.3	11.2	10.3		9.1	11.2
	(cm.g/t)	1,002	933	1,314		1,118	933

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2019       36

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE GOLD LIMITED

Trading as SIBANYE-STILLWATER

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

Issuer code: SGL

ISIN: ZAE E000173951

LISTINGS

JSE: SGL

NYSE: SBGL

WEBSITE

www.sibanyestillwater.com

REGISTERED AND CORPORATE OFFICE

Constantia Office Park

Cnr 14th Avenue & Hendrik Potgieter Road

Bridgeview House, Ground Floor

Weltevreden Park 1709

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President:

Investor Relations

Tel: +27 83 453 4014

+27 10 493 6923

Email: james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com

CORPORATE SECRETARY

Lerato Matlosa

Tel: +27 10 493 6921

Email: lerato.matlosa@sibanyestillwater.com

DIRECTORS

Sello Moloko[1] (Chairman)

Neal Froneman (CEO)

Charl Keyter (CFO)

Savannah Danson[1]

Timothy Cumming[1]

Barry Davison[1] (resigned 28 May 2019)

Rick Menell[1]

Nkosemntu Nika[1]

Keith Rayner[1]

Susan van der Merwe[1]

Jerry Vilakazi[1]

Harry Kenyon-Slaney[1] (appointed 16 January 2019)

Thabo Vincent Maphai[1] (appointed 1 June 2019)

[1] Independent non-executive

JSE SPONSOR

JP Morgan Equities South Africa Proprietary Limited

(Registration number : 1995/011815/07)

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2196

South Africa

OFFICE OF THE UNITED KINGDOM SECRETARIES LONDON

St James’s Corporate Services Limited

Suite 31

Second Floor

107 Cheapside

London EC2V 6DN

United Kingdom

Tel: +44 20 7796 8644

Fax: +44 20 7796 8645

AUDITORS

Ernst & Young Inc.

102 Rivonia Road

Sandton

2146

South Africa

Tel: +27 11 772 3000

AMERICAN DEPOSITORY

RECEIPTS TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA15252-8516

US toll-free: +1 888 269 2377

Tel: +1 201 680 6825

Email: shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email: tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services Proprietary

Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

TRANSFER SECRETARIES

UNITED KINGDOM

Link Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel:0871 664 0300

(calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri) or

+44 20 8639 3399 (from overseas)

Fax: +44 20 8658 3430

Email: ssd@capitaregistrars.com

FORWARD-LOOKING STATEMENTS

This announcement contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “would”, “expect”, “can”, “potential”, “could” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our Bond Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report, published on 30 March 2018, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.